Exhibit 99.3

Management’s Discussion & Analysis for the year ended May 31, 2020 July 28, 2020

Management’s

Discussion & Analysis

This management discussion and analysis (“MD&A”) of the financial condition and results of operations of Aphria Inc. and its subsidiaries (collectively, the “Company”, “Aphria”, “we”, “us” or “our”), is for the fiscal year ended May 31, 2020. It is supplemental to and should be read in conjunction with the Company’s audited consolidated financial statements and the accompanying notes for the fiscal year ended May 31, 2020. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) of the Canadian Securities Administrators. Under the United States (“U.S.”)/Canada Multijurisdictional Disclosure System, we are permitted to prepare the MD&A in accordance with Canadian disclosure requirements, which may differ from U.S. disclosure requirements. Additional information regarding Aphria is available on our website at www.aphriainc.com or through the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

In this MD&A, reference is made to gram equivalents, “all-in” cost of sales of dried cannabis per gram, cash costs to produce dried cannabis per gram, cannabis gross profit, cannabis gross margin, distribution gross profit, distribution gross margin, adjusted EBITDA, adjusted EBITDA from cannabis operations, adjusted EBITDA from distribution operations, adjusted EBITDA from businesses under development, capital and intangible asset expenditures, – wholly owned subsidiaries, capital and intangible asset expenditures – majority-owned subsidiaries and strategic investments which are not measures of financial performance under IFRS. The Company calculates each as follows:

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Gram equivalents include both grams of dried cannabis as well as grams of cannabis oil as derived using an ‘equivalency factor’ of 1 gram per 5.75 mL of cannabis oil. Management believes this measure provides useful information as a benchmark of the Company against its competitors.

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“All-in” cost of sales of dried cannabis per gram is equal to production costs less cost of accessories and cannabis oil conversion costs divided by gram equivalents of cannabis sold in the quarter. This measure provides the cost per gram of dry cannabis and gram equivalent of oil sold before the post harvesting processing costs to create oil or other ancillary products.

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Cash costs to produce dried cannabis per gram is equal to “all-in” cost of sales of dried cannabis less amortization, packaging costs and distribution costs divided by gram equivalents of cannabis sold in the quarter. Management believes this measure provides useful information as it removes non-cash amortization and packaging costs and provides a benchmark of the Company against its competitors.

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Cannabis gross profit is equal to gross profit less distribution revenue, insurance recovery, cost of goods purchased, the non-cash increase (plus the non-cash decrease) in the fair value adjustments on sale of inventory and on growth of biological assets, if any. Management believes this measure provides useful information as it removes non-similar revenue, costs and fair value metrics tied to increasing stock levels (decreasing stock levels) required by IFRS.

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Cannabis gross margin is cannabis gross profit divided by net revenue from cannabis products. Management believes this measure provides useful information as it represents the gross profit based on the Company’s cost to produce inventory sold and removes fair value metrics tied to increasing stock levels (decreasing stock levels) required by IFRS.

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Distribution gross profit is equal to gross profit less revenue from cannabis products, insurance recovery, excise taxes, production costs, cost of cannabis purchased, the non-cash increase (plus the non-cash decrease) in the fair value adjustments on sale of inventory and on growth of biological assets, if any. Management believes this measure provides useful information as it removes non-similar revenue and costs.

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Distribution gross margin is distribution gross profit divided by distribution revenue. Management believes this measure provides useful information as it represents the gross profit based on the Company’s costs to purchase

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inventory for resale in its distribution business.
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Adjusted EBITDA is net income (loss), plus (minus) income taxes (recovery), plus (minus) finance (income) expense, net, plus (minus) non-operating (income) loss, net, plus amortization, plus share-based compensation, plus (minus) non-cash fair value adjustments on sale of inventory and on growth of biological assets, plus impairment, plus transaction costs, and certain one-time non-operating expenses, as determined by management. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and as it is a close proxy for repeatable cash generated by operations.

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Adjusted EBITDA from cannabis operations is calculated based on the same approach outlined above for Adjusted EBITDA, based on the operations of the following entities in the Company’s consolidated financial statements: Aphria Inc., Broken Coast Cannabis Ltd. (“Broken Coast”) and 1974568 Ontario Ltd. (“Aphria Diamond”). Management believes this measure provides useful information as it is a commonly used measure in the capital markets and it is a close proxy for repeatable cash generated from the Company’s operations in the cannabis regulated industry.

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Adjusted EBITDA from distribution operations is calculated based on the same approach outlined above for Adjusted EBITDA, based on the operations of the following entities in the Company’s consolidated financial statements; CC Pharma GmbH, ABP, S.A. (“ABP”) and FL Group S.r.l. (“FL Group”). Management believes this measure provides useful information as it is a commonly used measure in the capital markets and it is a close proxy for repeatable cash generated from the Company’s distribution operations.

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Adjusted EBITDA from businesses under development is adjusted EBITDA minus adjusted EBITDA from cannabis operations and adjusted EBITDA from distribution operations. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and as it is a close proxy for repeatable cash generated by the Company’s businesses under development.

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Capital and intangible asset expenditures – wholly-owned subsidiaries are all cash out flows used in investing activities relating to investment in capital assets and investment in intangible assets, net of shares issued for wholly owned subsidiaries. Management believes this measure provides useful information as it helps provide an indication of the use of capital by the Company outside of its operating activities.

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Capital and intangible asset expenditures – majority-owned subsidiaries are all cash out flows used in investing activities relating to investment in capital assets and investment in intangible assets, net of shares issued for majority-owned subsidiaries. Management believes this measure provides useful information as it helps provide an indication of the use of capital by the Company outside of its operating activities.

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Strategic investments are the total cash out flows used in investing activities relating to investment in long-term investments and equity investees as well as both notes and convertible notes advanced. Management believes this measure provides useful information as it helps provide an indication of the use of capital by the Company outside of its operating activities.

These measures do not have any standardized meaning prescribed under IFRS and are not necessarily comparable to similarly titled measures used by other companies.

All amounts in this MD&A are expressed in thousands of Canadian dollars, except share and per share amounts, unless otherwise indicated.

This MD&A contains forward-looking information within the meaning of Canadian securities laws. Refer to “Cautionary Note Regarding Forward-Looking Statements” for cautionary statements regarding forward-looking statements.

This MD&A is prepared as of July 28, 2020.

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Company Overview

Aphria Inc. is a leading global cannabis company, with operations in Canada, Germany, Italy, Malta, Colombia, and Argentina.

Headquartered in Leamington, Ontario, the Company is licensed to cultivate, process and sell medical and adult-use cannabis, cannabis-derived extracts and derivative cannabis products in Canada under the provisions of the Cannabis Act. The Company is also in the process of investing in and building out its cultivation, processing and distribution capabilities internationally.

Aphria Inc. exists under the laws of the Business Corporations Act (Ontario) and its common shares are listed under the symbol “APHA” on the Toronto Stock Exchange (“TSX”) in Canada and the Nasdaq Global Select Market (“Nasdaq”) in the U.S. effective June 8, 2020.

Canadian Cannabis Operations1

The Company’s domestic Canadian cannabis operations are comprised of its Aphria One greenhouse facility held through Aphria Inc., and facilities held through its wholly-owned British Columbia-based subsidiary Broken Coast, and its 51% majority-owned Leamington-based subsidiary, Aphria Diamond.

Aphria One is the Company’s original greenhouse facility, which is located in Leamington, Ontario. Aphria One is licensed to cultivate, process and sell medical and adult-use cannabis, cannabis-derived extracts and derivative cannabis products under the provisions of the Cannabis Act. Its current licence expires on March 20, 2023. Aphria One maintains a European Union Good Manufacturing Practices (“EU-GMP”) certification as an active substance manufacturer (Part II - Medical Products) issued by the Malta Medicines Authority for the supply of bulk cannabis product for medicinal use to worldwide EU-GMP-certified facilities, where permissible.

Broken Coast, a wholly-owned subsidiary of the Company acquired in February 2018, is licensed to cultivate, process, and sell medical and adult-use cannabis, cannabis-derived extracts and derivative cannabis products under the provisions of the Cannabis Act. Broken Coast’s purpose-built, indoor cannabis production facility on Vancouver Island provides Aphria with ‘B.C. Bud’ and is one of the leading premium cannabis brands in Canada. Broken Coast’s current licence expires March 13, 2023.

Aphria Diamond is a 51% majority-owned subsidiary of the Company, incorporated in November 2017. This entity is the Company’s venture with Double Diamond Farms (“Double Diamond”) and is licensed to cultivate cannabis under the provisions of the Cannabis Act. Aphria Diamond’s current licence expires November 1, 2020.

International Operations

Outside of Canada, we have identified certain geographies that present opportunities to bring our expertise developed in the Canadian medical and adult-use markets and generate profitable growth.

We currently have international operations in Germany, Italy, Malta, Colombia and Argentina as well as a strategic relationship in Denmark. In establishing our international footprint, we sought to create operational hubs in those continents where we identified the biggest opportunities for growth and designed our operations to ensure consistent, high quality supply of cannabis products as well as a distribution network.

In Europe, we established our primary hub in Germany. With our acquisition of CC Pharma GmbH (“CC Pharma”), we have access to an established distribution network throughout Europe. Currently the majority of distribution activities for CC

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References to Canadian cannabis operations include the results of: (i) Canadian subsidiaries which hold investments and have no other operations; and (ii) companies which also actively produce and sell cannabis under the Cannabis Act (Aphria One, Aphria Diamond and Broken Coast). References to “Licences” includes the above-noted licences issued to Aphria One, Aphria Diamond and Broken Coast under the Cannabis Act.

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Pharma within Europe relate to the distribution of non-cannabis medical products with plans to incorporate medical cannabis products into the product assortment. We are also in the process of constructing cultivation and production operations in Germany. Our wholly-owned subsidiary, Aphria Rx GmbH (“Aphria Rx”), participated in the tender process conducted by the German Federal Institute for Drugs and Medical Devices (“BfArM”) to award licences for in-country cultivation and was one of three companies selected by BfArM to receive a licence for the cultivation of medical cannabis in Germany. Aphria Rx was granted a total of five lots, the most available lots within the tender process, and we are the only German tender winner with the permission to grow all three strains of medical cannabis approved by the BfArM. We expect that our German cultivation facility will be completed in November 2020.

In September 2018, we acquired licences in Latin America and the Caribbean. We identified Colombia as our hub for South America for business operations and the provision of cannabis and cannabis derivative products for the region.

Strategy and Outlook

Aphria, a leading global cannabis consumer packaged goods company, is setting the standard for brand development, product innovation and industrial scale cultivation and automation for the production of cannabis grown in environmentally responsible conditions. The Company was one of the first licensed producers in Canada and the first Canadian licensed producer to fully exploit greenhouse cultivation and industrial-scale production to deliver sustainable operating profit margins in the emerging cannabis industry. Through its international operations, the Company also seeks to create long-term shareholder value by identifying partnership and investment opportunities where the Company can apply the expertise and knowledge gained in the Canadian cannabis industry to other geographies which have legalized the use of cannabis nationally.

Within Canada, Aphria is focused on gaining market share in the Canadian cannabis industry by executing on its strategic priorities on entering new product categories that have the most consumer demand, while leveraging its expertise to develop brands that are truly differentiated from its competitors and optimizing its production to continue to be the high-quality, low-cost producer it is today. Internationally, the Company intends to continue to maximize the utilization of its existing assets and investments in connection with the development and execution of its growth plans. By building on this foundation, Aphria strives to take a leadership position in the industry.

Products

Medical Brands

The Company currently produces, markets and distributes its medical cannabis products under the Aphria and Broken Coast brands.

Since 2014, the Aphria brand has been a leading, trusted choice for Canadian patients seeking high quality pharmaceutical-grade medical cannabis. Today, the Aphria brand continues to be a leading brand in Canada and, we will continue to leverage its market leadership as we develop our medical cannabis markets internationally under the Aphria brand.

Medical cannabis products under the Broken Coast brand are grown in small batches in single-strain rooms, with a commitment to product quality in order to exceed patient expectations.

Aphria is committed to providing Canadian patients, including its veterans, with high-quality medical cannabis. We have curated strains selected by veterans for veterans, in order to suit their specific needs and preferences. The Company’s Veteran Support Program has been developed to support veterans above and beyond current reimbursement offerings across Canada, allowing for medical cannabis coverage on softgels, oral sprays, 510 cartridge vaporizers, sublingual oil, and

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dried flowers. The Company expects to remain committed to, and continues to invest in, the Canadian and international medical markets.

Canadian Adult-Use Market Brands

The Company is investing capital and resources to establish a leading position in the adult-use market in Canada. These investments are focused on brand building with consumers, product innovation, distribution, trade marketing and cannabis education. Aphria’s strategy is to develop a brand focused portfolio that resonates with consumers in all category segments.

Aphria positioned, and continues to grow, its adult-use brand portfolio to specifically meet the different consumer segments of the adult-use cannabis market. The Company leveraged its selection of strains to offer each consumer segment a different experience through its product and terpene profiles, while also focusing on the value proposition for each of these segments as it relates to price, potency and product assortment. The suite of brands created by the Company for Canada’s adult-use market includes P’tite Pof, Good Supply, Solei, RIFF and Broken Coast. Each brand is unique to a specific consumer segment and is designed to meet the needs of these targeted segments, as described below:

ECONOMY BRANDS
Everyday enjoyment [2]

VALUE BRANDS

Unmistakably Québécois

P’tite Pof is inspired by Québécois culture, casse-croûte signage and your local dépanneur.

Straightforward, functional, bold, charming and iconic. Our traditional blue and red with a modern twist.

CORE BRANDS

Quality Bud. No B.S.

Embrace the goodness of classic cannabis culture.

Good Supply is an insider brand that speaks your language and reminds you of when you first fell in love with cannabis.

Find Your Moment

Solei Sungrown Cannabis (“Solei”) helps consumers discover a path to seeing the world through moments related to their activities.

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Approachable, simple, welcoming, brightening.

PREMIUM BRANDS

Elevate. Collaborate. Create. RIFF is not your conventional cannabis brand. We are a brand by creatives for creatives. An unconventional brand, fueled by creativity and collaboration.

Cultivated with Character [3]

PREMIUM+ BRANDS

West Coast, Naturally – The best bud in the world

Authentic and effortless build on small batch growing techniques / craft approach.

Broken Coast’s reputation for its high quality flower; aroma, bud composition, and heavy trichome appearance delivers an incredible experience.

Distribution

Canadian and International Medical Markets

In Canada, the medical distribution channel follows a direct to patient model which permits us to provide patients with cannabis directly through our medical portal.

Through the acquisition of CC Pharma, the Company obtained a leading importer and distributor of EU-pharmaceuticals for the German market. Based on regulations, pharmacies can only supply the branded product that has been named in a prescription to the patient by a physician. Substitution of the product is only possible if the particular brand of product is unavailable. As such, the Company intends to expand CC Pharma’s operations to meet the high demand for medicinal cannabis by distributing cannabis throughout the German pharmacies, leveraging its existing business and know-how to ensure that the Company’s products are sufficiently stocked in the pharmacies in Germany.

3 No peeking. Coming soon.

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In Argentina, ABP, our wholly-owned subsidiary, distributes medical cannabis throughout Argentina under the Argentinian “Compassionate Use” national law. Under the Argentinian “Compassionate Use” national law, patients with refractory epilepsy, holding a medical prescription from a neurologist, can apply for special access to imported medical cannabis products.

Wholesale and Other Sales Channels

The focus on the right strain assortment, quality of flower, extraction capabilities and processing enables Aphria to drive wholesale channel opportunities for revenue growth. Aphria already completed several sales through its wholesale strategy, and will continue to do so by building partnerships in the industry.

Recent changes in the Canadian market resulted in more competitors moving towards an asset light model through the rationalization of cultivation facilities. As this transition occurs, the Company anticipates demand for its saleable flower to increase, providing new opportunities in the wholesale channel.

The Company will expand its capabilities outside of saleable flower, as its quality of extraction processes continue to grow into new categories pacing with the consumption of new cannabis derivative products (also known as Cannabis 2.0) categories. Aphria will be selective on its partners, with the intent to secure supply agreements to further optimize and drive efficiency within its supply chain and operations.

Canadian Adult-Use Market

The Company maintains supply agreements for adult-use cannabis with all the provinces and the Yukon Territory in Canada, representing access to 99.8% of Canadians.

The Company is party to an exclusive distribution agreement with Great North Distributors Inc. (“Great North Distributors”), a wholly-owned Canadian subsidiary of Southern Glazer’s Wine & Spirits, to provide the Company with the sales force and wholesale/retail channel expertise required to efficiently distribute the Company’s products through each of the provincial/territorial cannabis control agencies.

Production

The Company maintains ample production capacity to meet its current and near-term demand in Canada and abroad.

During the COVID-19 pandemic, the Company paused its previously announced extraction and processing expansions, including the on-going work completing the extraction center of excellence, up to and including its licensing. The Company maintains sufficient extraction capacity to meet its current and near-term demand in Canada and abroad.

New Products and Accessories

On October 17, 2019, the Canadian government legalized the production and sale of cannabis infused products (Cannabis 2.0).

At the launch of Cannabis 2.0, the Company’s primary focus was within the vape category as the Company anticipated, similar to the U.S. market, that these products would grow to represent a significant percentage of the Canadian cannabis market demand for derivatives. According to Headset Inc., an organization which tracks data including sales data across the cannabis category in the U.S., the vape market makes up 17% to 30% of U.S. sales (California, Nevada, Colorado, Washington) depending on the market. Additionally, vape products were and are aligned with the Company’s extraction capabilities and know-how. Once legislatively allowed, the Company successfully launched over 30 new vape SKUs into the Canadian market with positive reviews from control boards and consumers alike. The Company benefited from being first in the Canadian cannabis vape market, winning market share with consumers with its 510 and all in one branded vape products. The Company also supplies products under the PAX platform for consumers who own this proprietary vape system.

The Company believes edibles, concentrates and beverage products will collectively represent a growing proportion of the Cannabis 2.0 market and developed a strategy to meet this demand. As such, the Company is currently also equally focused on the development of other categories of Cannabis 2.0 products.

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International Operations

Currently the Company maintains international operations in Germany, Italy, Malta, Colombia and Argentina. While these markets are still at various stages of development, and the regulatory environment around them is either newly formed or still being formed, we believe the Company is uniquely positioned to bring the knowledge and expertise gained in Canada in order to generate profitable growth in these geographies.

Export Facility from Canada

Leveraging our industrial scale cultivation and automation for the production of cannabis grown in environmentally responsible conditions in Canada and our ability to cultivate high-quality, low cost cannabis on a consistent basis, we expect to supply much of our international demand with cannabis and cannabis derivative products from Canada. In Germany, we have been preparing for the importation of EU-GMP certified cannabis from our Canadian facilities, Avanti and Aphria One to CC Pharma in order to leverage CC Pharma’s extensive distribution network. For Argentina, we have been supplying medical cannabis from Avanti to Argentina under the Argentinian “Compassionate Use” national law as well as for the medical cannabis product being supplied to the Hospital de Pediatria Garrahan for a pediatric refractory epilepsy clinical study.

Avanti currently holds four Canadian licences: (i) Cannabis Processing Licence; (ii) Cannabis Analytical Testing Licence; (iii) Drug Establishment Licence; and (iv) Medical Device Establishment Licence. In addition, Avanti received its EU-GMP certification in respect of medicinal products for human use and investigational medicinal products for human use (Part 1 – Medical Products) in January 2020. Avanti provides testing services to our Canadian cannabis operations and, its Part II EU-GMP certification allows Avanti to process, package, label and test cannabis oil as well as package, label and test dried cannabis for medicinal use in permitted jurisdictions throughout the European Union and in any jurisdiction, worldwide, that recognizes the EU-GMP standards. In addition, Aphria One’s EU-GMP certification allows the Company to be a supplier of bulk dried flower for medicinal use worldwide to other Part I EU-GMP-certified facilities licensed to further process or package bulk dried flower into finished cannabis product for sale in permitted jurisdictions.

European Union

Germany

The German market is considered to be one of the most highly sought-after developed medical cannabis markets in the world. Our wholly-owned subsidiary, Aphria Rx, participated in the tender process for in-country cultivation licences and was one of three companies selected by the BfArM to receive a licence for the cultivation of medical cannabis in Germany. We were granted a total of five lots, which was the most available lots within the tender process and Aphria Rx is the only winner of the German tender with the permission to grow all three strains of medical cannabis approved by the BfArM. Each lot is currently expected to provide a minimum annual capacity of 200 kgs. Germany currently allows for the sale of medical cannabis and cannabis extracts to pharmacies. These cannabis products are also covered by insurance companies. This coverage provides the opportunity for a greater number of medical cannabis patients with access to the full use and benefits of these products.

The Company’s approach in Germany is a three-pronged approach covering demand, supply and distribution.

Demand

We developed educational virtual and online programs and other means for outreach to healthcare professionals, which provide the Company with access to doctors to educate on the uses of medical cannabinoids. The Company also plans to build and operate pain treatment centers, including telemedicine, throughout Germany, which will further provide access to patients. The Company partnered with a leading company in digital applications and medical software to build a modern, patient-centric clinic for telemedicine.

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Supply

The Company intends to supply cannabis products into the German market through imports from Canada and local production. The Company also entered into a strategic partnership with a prominent European flower producer in Denmark to obtain access to EU-GMP-certified organic medical cannabis for both the German market as well as throughout Europe. In addition, pursuant to the licence granted by BfArM, the Company is in the process of constructing its cultivation facility from which we expect to deliver the first harvest to BfArM by the beginning of calendar year 2021. In addition, we completed the construction of a storage facility located at CC Pharma. The cultivation and storage facilities are being constructed in line with EU-GMP requirements.

Distribution

Through the acquisition of CC Pharma, the Company obtained a leading importer and distributor of EU-pharmaceuticals for the German market and Europe. CC Pharma operates a production, repackaging and labelling facility. Based on regulations, pharmacies can only supply the branded product that has been named in a prescription to the patient by a physician. Substitution of the product is only possible if the particular brand of product is unavailable. As such, the Company intends to expand CC Pharma’s operations to meet the high demand for medicinal cannabis by distributing cannabis throughout the German pharmacies, leveraging its existing business and know-how to ensure that the Company’s products are sufficiently stocked in the pharmacies in Germany.

Malta

Through its subsidiary, ASG, the Company received the first import permit for medical cannabis issued by the Government of Malta’s Ministry of Health. ASG also received its Part II EU-GMP certification in respect of production of cannabis for medicinal and research purposes, allowing it to ship finished dried flower and finished oil for medicinal and research use in permitted jurisdictions throughout the European Union. The Company intends on using ASG to import cannabis resin and dried flower for processing, packaging and distribution of EU-GMP compliant cannabis products.

Italy

The Company’s wholly owned subsidiary, FL Group, is authorized to import cannabis products into Italy and to distribute pharmaceutical products, including cannabis-based and cannabinoids products in Italy to pharmacies.

South America

Colombia

The Company maintains a 90% ownership interest in Colcanna S.A.S. (“Colcanna”). This ownership provides the Company with the ability to further develop the global Aphria brand through the distribution of Aphria branded products to patients across South America. The Company intends to secure an export licence to distribute cannabis products within the LATAM region. Furthermore, the Company signed an exclusive three-year agreement with the Colombian Medical Federation (“FMC”), a national guild that oversees the ethical exercise of the medical profession in Colombia. Under this agreement, Aphria and the FMC jointly developed an academic curriculum and cohosted several conferences and events on the appropriate medicinal use of cannabis. The FMC is affiliated with nearly 2,000 doctors and maintains a database of more than 70,000 medical professionals that rely on the organization for research and educational resources, including through a virtual platform that offers certified courses on a range of subjects.

Argentina

In Argentina, ABP, the Company’s wholly-owned subsidiary, is a distributor of traditional pharmaceutical medicines and medical cannabis products for the Argentinian market. On June 6, 2019, the Ministry of Health in Argentina approved a resolution authorizing public and private health insurance companies to import and stock medical cannabis inventory for sale to patients suffering from refractory epilepsy. This represents a significant improvement for these patients since before the resolution products could only be imported on a named patient basis. The legislative change reduces the delay experienced by patients when ordering and receiving their prescribed medical cannabis since it is now readily available and can be dispensed on demand. The Company believes that this recent resolution represents an evolution of the medical cannabis regulatory framework in Argentina towards sustainable commercialization.

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Commencing in January 2020, ABP began shipping, distributing and delivering its first consolidated units (in bulk) of medical cannabis into Argentina under the “Compassionate Use” national law for patients with refractory epilepsy, holding a medical prescription from a neurologist. In compliance with the national drug law, patients are required to pick up controlled substances products at an authorized pharmacy. ABP is fully authorized and licensed by the national regulatory agency (ANMAT) to distribute and deliver controlled substances via authorized pharmaceutical channels.

Importantly, the Company continues to work with Hospital de Pediatria Garrahan, a leading pediatric hospital in Buenos Aires, which recently published favourable preliminary results in refractory epileptic patients following treatment with Aphria products.

Pan-Asia

Australia

Aphria maintains relationships in Australia with two companies conducting medical cannabis clinical trials.

Medlab Pty Ltd. is currently in a clinical trial related to oncology pain using Aphria blended cannabis strains for oil, subsequently converted in Australia into a nanocell mucosol spray. Aphria and Medlab Pty Ltd. share the rights in the intellectual property associated with the active pharmaceutical ingredient on this trial.

CannPal Pty Ltd. is currently in a clinical trial related to animal pain in cats and dogs, wherein the test product is fabricated using Aphria strains.

Aphria also maintains a supply relationship with Althea Company Pty, a licensed producer in Australia.

United States

Aphria does not maintain any direct or indirect investments in the U.S., where despite being legal in individual states in varying degrees, cannabis remains federally illegal. The Company is focused on participating in federally permissible activities in the U.S., and is therefore currently reviewing the landscape and looking to prepare for legalization of cannabis through the purchase of profit generating companies in other industries and converting their existing operations to include cannabis when it is federally legal to do so. The Company intends to be well poised to capitalize on the U.S. market should it become federally legal to do so through this strategy. The Company believes investing in more established industries will generate faster returns through positive EBITDA and provide cash flow to further invest in existing businesses, while putting the Company in the best possible position to generate significant long-term returns if and when the U.S. legalizes cannabis federally and removes the current barriers in the industry.

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Aphria’s Purpose

Mission

To be the premier global cannabis company through an unrelenting commitment to our people, the planet, product quality and innovation.

Vision

To be the best performing cannabis company globally, providing investors with access to the most accretive cannabis opportunities around the world.

Our Values

In an emerging and constantly evolving industry, our values unite us, informing and inspiring the way we work with our employees, patients, consumers and one another. Our commitment to our people, the planet, product quality and innovation helps us create stronger, healthier communities everywhere we do business. Our corporate social responsibility (“CSR”) goes beyond our borders. We are committed to exporting our industry leading knowledge and practices to our global subsidiaries. For the communities we call home, we are vigilant of the impact we have and strive to be a positive contributor to their well-being.

We put people first

We are committed to meeting the needs of our patients and consumers whether they are looking for more natural options for their medical needs, exploring their options in wellness, or seeking alternatives to their lifestyle. We are driven by a desire to help others live their best life.

This includes continuous product development on different methods of administering the product through oil, softgels, vapes and eventually edibles, oral strip and other derivatives, as well as being proactive in aiding patients who have difficulties obtaining the required medical care.

At Aphria, we understand some patients may have barriers that can impact their financial wellbeing. To help, we offer compassionate pricing for eligible patients that require financial assistance. Patients with an annual gross income of less than $30 are eligible to participate in Aphria’s compassionate pricing program.

The Company continues to provide access to treatment, on a compassionate basis, for a four-year-old epileptic girl in the United Kingdom; a treatment that has decreased her daily seizures from around thirty per day to just three or four.

We lead by example

We are passionate about pushing our industry forward. Our commitment to innovation means we are always on the lookout for new opportunities, that we attract those who share our outlook, and that we never stop focusing and imagining what’s coming next.

This includes the continuous push for innovations in expansionary projects, product development and market research. In the current year, the Company has made strides to be in the forefront of providing an innovative suite of Cannabis 2.0 products and continues to partner with various organizations to further develop product offerings including edibles, beverages, topicals, oral thin strips, and other cannabis-infused products. The Company offers the only CBN oil on the market, Solei CBN Renew oil, which won ‘Innovation of the Year’ at the 6th Annual Canadian Cannabis Awards.

In addition to the innovative strides, the Company has consistently delivered the quality of products consumers are looking for, resulting in all five of the Company’s medical and recreational brands taking home top honours at the 2019 Canadian Cannabis Awards in product categories.

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We respect the earth

As a conscientious company, we are committed to ensuring that our actions and those of our employees have a positive impact on the environment around us, no matter where we operate. Recently the Company launched Plant Positivity, Aphria’s social impact platform. With a vision of social impact for communities and individuals, through Plant Positivity, Aphria is providing people with better access to plants and leading education on the role plants can play in improving everyday well-being. As part of the platform, Aphria partnered with Evergreen, a national not-for-profit dedicated to making cities flourish to create the Plant Positivity Gardens: six gardens that add more than 50 varieties of native plant species to the existing 8,000-square-metres of gardens across Evergreen Brick Works. This partnership has created new spaces for people to reflect, socialize and learn more about the natural world. Further, the themed gardens contribute to a thriving community and educational space where people can experience sustainable practices that make cities flourish.

The Company is proud to employ – and continuously improve - sustainable growing and business practices to provide efficiencies, cost reduction benefits and lessen our impact on the environment. This includes:

•	Reducing the plastic and cardboard used in secondary packaging across all products targeting saving in excess of 35% net packaging weight.
•	Utilizing computerized systems to monitor and reduce water usage, and collection and cleaning of run-off water so that it can be safely reused.
•	Co-generating electricity, hot water, CO2 and cold water which is more efficient and reduces impact on local communities.
•	Capturing and cleaning the CO2 from the exhaust and adding it into the greenhouse to promote plant growth and reduce our carbon footprint.

We take responsibility to heart

We believe it is our responsibility to protect the safety of our employees, patients, consumers and society. Our partnerships and programs reflect our ongoing commitment to the safety of our communities through education, responsible use and meaningful corporate citizenship.

The Company places a great deal of energy and effort towards ensuring the safety of children and families in communities we serve. Our Charter Agreement with Drug Free Kids Canada and participation in the Global Cannabis Partnership, reflect our ongoing commitment to the safety of our communities through education, responsible use, and meaningful responsible corporate citizenship in our industry. Recently, the Company launched ‘Aphria Educates’ a program aimed to educate Canadians on responsible and safe use of all cannabis products legally available now and in the future. The first initiative was a two-city educational panel in conjunction with Drugs Free Kids Canada, a Canadian non-profit organization providing parents with evidence-based information about youth and substance use while promoting frequent, balanced parent-youth discussions about drugs. In addition to partnerships mentioned above, the Company has also partnerships with various organizations in countries like Colombia in order to jointly develop academic curriculums on the medicinal use of cannabis.

The Company recently launched the ‘Aphria Academy’, an e-learning site for budtender education designed to educate budtenders and retail staff across Canada about recreational brands and products.

These core values serve as a compass impacting the Company’s strategic decisions and its outlook. The activities and outlooks covered within each of the operations below as well as the activities within the Investor Highlights are intended to align to these core values.

Management’s Discussion & Analysis | 13

⬛ Investor Highlights

	YE - 2020	Q4 - 2020	Q3 - 2020

Distribution revenue	$ 369,214	$ 99,137	$ 88,308

Net cannabis revenue	$ 173,125	$ 53,066	$ 55,566

Kilogram equivalents sold	39,602.4	12,556.5	14,014.1

Kilograms produced, net	107,776.1	52,242.6	31,086.1

Production costs	$ 64,972	$ 18,917	$ 16,707

Cost of goods purchased	$ 322,688	$ 87,190	$ 76,911

Cash cost to produce dried cannabis / gram[4]	$ 1.04	$ 0.88	$ 0.93

“All-in” cost of sales of dried cannabis / gram[4]	$ 1.90	$ 1.69	$ 1.69

Gross profit before fair value adjustments[4]	$ 133,759	$ 40,026	$ 35,691

Adjusted distribution margin[4]	12.6%	12.1%	12.9%

Adjusted cannabis margin[4]	50.1%	52.9%	42.7%

Adjusted EBITDA from cannabis operations[4]	$ 20,106	$ 9,360	$ 6,031

Adjusted EBITDA from businesses under development[4]	$ (13,385)	$ (2,745)	$ (2,859)

Adjusted EBITDA from distribution operations[4]	$ 10,511	$ 1,943	$ 2,564

Cash and cash equivalents & marketable securities	$ 497,222	$ 497,222	$ 515,102

Working capital	$ 732,908	$ 732,908	$ 746,572

Capital and intangible asset expenditures - wholly-owned subsidiaries[4]	$ 76,915	$ 25,569	$ 23,839

Capital and intangible asset expenditures - majority-owned subsidiaries[4]	$ 55,508	$ 2,458	$ 14,507

Strategic investments[4]	$ 35,327	$ --	$ 605

Fourth quarter three-month period

•	Recorded fifth consecutive quarter with positive adjusted EBITDA and positive adjusted EBITDA from cannabis operations;
•	Received EU-GMP certification for subsidiary ASG in respect of production of cannabis for medicinal and research purposes within the Malta location;
•	Liquidated $39,000 promissory note for proceeds of approximately $26,000;
•	Settlement of claim associated with Aleafia supply agreement;
•	Completed accretive transaction to repurchase Its convertible senior notes, further strengthening the Company’s balance sheet, reducing debt by approximately $91,000;
•	Transferred its stock exchange listing from the New York Stock Exchange (“NYSE”) to the Nasdaq on June 8, 2020; and
•	Impairment of specific assets within Jamaica, Lesotho, Colombia and Argentina due to COVID-19.

⬛ Recent Events

Coronavirus (“COVID-19”) Pandemic, Its Impact

Aphria continues to closely monitor and respond, where possible, to the ongoing COVID-19 situation. As the global situation continues to change rapidly, ensuring the well-being of our employees remains one of our top priorities. The Company also remains committed to providing best in class care and service to our valued patients and customers – facilities continue to remain open and operational with heightened measures in place to protect the health and safety of employees, vendors, partners and their families. The Company is committed to enhancing these measures and implementing other necessary practices as the situation warrants.

4 Non-IFRS measure

Management’s Discussion & Analysis | 14

Leamington, Ontario and Brampton, Ontario

Our Leamington facilities, Aphria One and Aphria Diamond, and Brampton facility, Avanti, remain open as they are currently considered essential businesses by the Ontario government.

Duncan, British Colombia

Our Duncan facility in British Colombia (“BC”), Broken Coast, remains open and is currently considered an essential business by the BC government.

Supply chain in Canada

Our supply chain team continues to work closely with our supply chain partners on a day-to-day basis to prevent and minimize any sort of disruption. As of the date of this MD&A, there do not appear to be any indications of challenges or delays in our supply chain; however, the Company has undertaken pre-emptive measures to ensure alternate supply sources in different continents.

The Company incurred additional expenses in Canada as it relates to COVID-19 initiatives of approximately $1,000 for the quarter.

Densborn, Germany

Our Densborn facility, CC Pharma, remains open and is considered an essential service by the German government.

Supply chain in Germany

Our supply chain team continues to work closely with our supply chain partners on a day-to-day basis to prevent and minimize any sort of disruption. As of the date of this MD&A, a number of suppliers in foreign countries are impacted by COVID-19. In all cases, we secured alternate supply, however at higher costs resulting in lower profits.

The Company incurred additional expenses in Germany as it relates to COVID-19 initiatives of approximately $1,000 for the quarter.

Cannabis market in Jamaica

Our herb houses, which are reliant on an active tourism market in Jamaica, have been closed due to the impact of COVID-19. We ceased funding these operations and are allowing our partner to pursue alternative funding operations including the possibility of identifying new partners possibly resulting in the Company’s ownership being diluted. There is no clear timeline on when the travel restrictions will be lifted, and the tourism industry can return pre-COVID-19 levels into Jamaica. As a result of these factors, an impairment charge of approximately $19,200 was recorded on our Jamaican subsidiary.

Construction in Colombia

The COVID-19 pandemic brought about uncertainties concerning whether construction would be permissible as an essential service in Colombia or whether we could safely construct during this period and how long such restrictions would continue due to the duration of pandemic as well as any potential additional closures in the future. Given these uncertainties, we decided to temporarily delay the construction of the cultivation facility in Colombia. Accordingly, we re-evaluated the growth plan of the Colombian market in the new environment, with regulatory shut-downs and pending product registrations, and this slowed our expected development of the South American market. As a result of these factors, an impairment charge of approximately $40,000 was recorded on our Colombian and Argentinian subsidiaries.

Management’s Discussion & Analysis | 15

Access to Lesotho

Our facility, built and pending final approvals for EU-GMP certification, was scheduled to begin ramping up production. As a result of the pandemic, the country of Lesotho closed its borders and our partners and senior management team have not been able to access the facility as they reside outside of Lesotho. As a result of these COVID-19 factors, an impairment charge of approximately $4,800 was recorded on our Lesotho operations.

Liquidity

At the present time, Aphria believes it has sufficient levels of cash to respond to the current pandemic through its anticipated duration. As at May 31, 2020, Aphria has working capital of $732,908 including cash balances of over $497,200 and access to very minor line of credit facilities of just over $11,700.

While there are certain principal payments due in the next 12 months, our earliest debt maturity is over a year from May 31, 2020, in July 2021.

Loan covenants (based on current market conditions only)

Aphria maintains a debt service charge covenant on certain loans secured by its Aphria One facilities that is measured at year-end only. The Company was in breach of its debt service ratio loan covenant for the year, as of year-end. The Company obtained a letter from the relevant financial institution confirming that the loan will not be called within the next twelve month period. The Company does not anticipate being in breach of any of its financial covenants in the next fiscal year. Aphria maintains a corporate guarantee and a minimum liquidity covenant on certain loans secured by Aphria Diamond that are measured quarterly. The Company does not anticipate approaching the minimum liquidity covenant at any time during the next 12 months. Aphria Diamond’s loan with its lender is not subject to any income related covenants until after May 31, 2020. The Company anticipates meeting these covenants on all testing dates during the next 12 months. Thereafter, it is subject to a debt service charge covenant, based solely on Aphria Diamond’s results. CC Pharma maintains certain covenants on its loans, secured by the Densborn facilities and inventory. The Company anticipates meeting those covenants on all testing dates during the next 12 months.

Protection of our employees

We took and continue to take, important steps to protect our employees during this period, including:

•	Staggered work schedules, banning all non-essential contractors and closing our facility to guests, all to reduce flow of traffic into and out of our facilities;
•	Staggered employee breaks, redesigned work stations and processes to minimize employee interaction and ensure appropriate social distancing;
•	Installed thermal scanners at all facility employee entrances to monitor employee temperatures;
•	Enhanced sanitation of work areas, both in terms of breadth and depth of cleanings; and
•	Implemented mandatory 14-day quarantines for all workers returning from out of country visits.

In addition, during this period, we took the following actions to reinforce our commitment to our front-line hourly employees:

•	Accelerated a planned wage increase at our Aphria One facility from June 1, 2020 to April 1, 2020, generating a 3% to 5% increase in pay for all manufacturing employees; and
•	Implemented a Company paid lunch program for all employees at our Canadian facilities during this period.

Giving back to our communities

We are providing multiple programs to seniors and front-line healthcare workers in the local Leamington community to support them during this period, including having:

•	Made a major donation to Erie Shores Community Hospital to allow them to acquire additional equipment and resources for their staff;

Management’s Discussion & Analysis | 16

•	Made a donation of excess personal protective equipment to Erie Shores Community Hospital;
•

Piloted ‘The Wellness Lounge’, a virtual mental health forum to promote mental health awareness, community and connections among Veterans and First Responders in conjunction with Wounded Warriors Canada;

•

Continued the Aphria Supports program, where employee volunteers operate a dedicated local phone number for seniors and front-line healthcare workers to purchase and deliver groceries and other necessities during this difficult time; and,

•	Continued a 10% discount on medical products to compensate for the current economic climate.

Impairment

For all of the factors previously listed surrounding the effects of the pandemic on the Company’s operations, accumulative impairment charge of approximately $64,000 was recorded. It is possible that additional long-term performance does not develop in line with financial projections if further delays in regulatory services, international construction and restrictions on travel continue to prevail with duration and impact greater than currently anticipated. In addition, it is still too early to assess the full impact COVID-19 will have on the economies in the countries in which we do business.

Aleafia Settlement

Subsequent to year-end, we entered into a settlement agreement with Aleafia Health Inc. (“Aleafia”) with respect to the settlement of the arbitration relating to the Supply Agreement between the parties. As part of the settlement, Aleafia received total consideration of approximately $29,000 comprised of $15,500 cash and $10,000 worth of common shares of the Company with the balance consisting of the waiver of accounts receivable owed by Aleafia to Aphria. The Company recorded a loss of $4,345 on settlement, based on the consideration paid of $25,500, forgiveness of $3,101 of accounts receivable, offset by deferred revenue of $22,756, and accounts payable and accrued liabilities of $1,500. The full amount has been provided for in the year and recorded in accounts payable and accrued liabilities.

An Inconvenient Truth – Over or Undersupply in the Cannabis Market

As demand for medical and adult-use cannabis continued to increase throughout 2019 and the first half of 2020, licensed producers in Canada continued to expand their production and outdoor facilities. Many cannabis analysts believe that this has led or will lead to over-supply in the Canadian cannabis market. However, Aphria believes that it is too simplistic to conclude that the Canadian cannabis market, as a whole, is in fact over-supplied. The Company believes that opportunities exist where cannabis is being undersupplied in certain channels and consumer needs are not yet met and that, using data analytics and understanding consumer preferences, the Company can continue to strategically gain more market share in these categories.

For example, the Company found that the vapes category has a high trial rate for cannabis consumers but that there is a lack of differentiation amongst most competitive offerings. The Company focused on identifying untapped opportunities in this category through extensive consumer segmentation and brand development. Aphria’s R&D team invested resources on the development of proper proportions of THC:CBD ratios, and the right blends of botanical or full spectrum terpene profiles in an attempt to directly satisfy certain consumer pallets. The Company believes that this strategy has successfully driven positive consumer feedback and repeat purchases.

Aphria applied the same strategic approach and careful selection of strains to each of its dry flower offerings for its P’tite Pof, Good Supply, Solei, RIFF and Broken Coast brands. A key insight learned through Aphria’s consumer research was that consumers are still establishing their metrics on how they define value for dry flower when it relates to: potency; terpene profile; and, visual product attributes. For this reason, Aphria focused its selection of dry flower offerings by brand based on its consumer research and insights in an effort to ensure its products are over-delivering on the known preferences that rank the highest to consumers. Aphria believes that this enabled its brand portfolio to continue to drive more consumption within the existing Canadian retail footprint, increase package formats and look to complimentary line extensions, all in an effort to continue to increase market share in the dry flower category.

All of which leads us to our belief that despite significant over-supply in the indoor and outdoor extraction grade markets, pockets of undersupply remain plentiful within the saleable flower market, positioning Aphria for market leadership, regardless of over-supply in certain channels or slow retail roll-out.

Management’s Discussion & Analysis | 17

Product Innovation

The Company’s strategic focus on its product innovation pipeline is leading to an aggressive roll-out of new products, new formats and product line extensions over the next year. This innovation is led by development efforts including:

•	Industrial-scaIe extraction technologies using different methods including CO2, butane and ethanol;
•	Effective isolation of terpenes, cannabinoids (moving beyond cannabidiol (“CBD”) and tetrahydrocannabinol (“THC”)) and other cannabis compounds; and
•	Nano-emulsification technology providing flavourless and colourless input material into derivative products such as edibles and beverages.

The Company’s current innovation pipeline includes:

•	Innovations including:
○	Liquid enhancers;
○	CBD vapes;
○	Wax;
○	Kief;
○	Hash;
○	Topical creams & lotions;
○	Vape pens powered by line extensions on all vape pens genetics;
○	Edibles including gummies and chocolates;
○	Distillate syringes;
○	Butane based shatter and resin;
○	Diamonds; and,
○	New strains.
•	Line extensions including:
○	Vape pens;
○	Pre-roll multi-packs, including 7x0.5g and 3x0.33g;
○	Dried flower in 15 g and 28 g packaging;
○	New oral sprays; and,
○	Balm & lubes.

The most immediate of the innovations include:

•	Liquid enhancers using our propriety nano-technology. Enhancers offer consumers a conveniently dosed flavourless additive that transforms any beverage into a cannabis beverage; and
•

Concentrates across multiple different formats, catering to the experienced cannabis user seeking unique and intense experience. This segment continues to grow and its appeal to its specific brand consumer segments is resonating strong from customer and consumer feedback.

The Company continues to evolve its flower, pre-roll, vape and oil product lines to meet the needs of consumers across the country, based on extensive consumer research. We strive to deliver the products consumers crave, in the format they want and in the flavours they desire.

Brand Dominance

The Company continues to believe that its award-winning adult-use brands, developed for consumers across broad demographics and targeted segments, remain unmatched in the industry. With a focus on brand building, innovation, loyalty and conversion, Aphria’s differentiated portfolio of brands and products continues to drive growth, both in sales and market share across categories. As a result, Aphria continues to drive category leadership in market share rankings and we have successfully grown our revenue from adult-use cannabis products by more than $36,700 or 184% from our first quarter to the fourth quarter.

Management’s Discussion & Analysis | 18

In Q4, the Company’s largest contributor of sales continues to be flower, which represented 58% of total sales. Aphria’s vape portfolio continued its rapid ascension and is now the number two contributor to sales, representing approximately 14% of gross sales. Pre-rolls continue to perform strongly and represent 12% of Aphria gross sales. Oils products have grown in sales from $2,800 to $4,500 but continue to decline as an overall percentage of our product portfolio, as vapes increasingly take on a larger portion of our product offering. As part of oils, our capsules continue to hold about 0.5% of the overall portfolio.

In Canada, the provinces of Ontario, Alberta, Quebec, and British Columbia are primary markets based on total cannabis sales. Aphria brand sales and market share have grown significantly each quarter in these primary markets, most recently increasing 27% from the prior quarter.

Overall Portfolio Performance

Ontario5

The Company has doubled market share over the last nine months. In the fourth quarter, the Company grew from 13% market share to 16.1% market share and continues to maintain the leading licensed producer position in market share in total sales in Ontario, widening the gap from competitors. For the month of May 2020, Aphria ranked first in brick and mortar retail channel with 17.5% total market share. This was achieved through strong sales from the Company’s flower maintaining its number two position with 15.5% and pre-rolls, oral sprays and vapes maintaining number one positions with 22.6%, 55.1% and 23.5% share of market, respectively. For e-commerce sales, the Company achieved 14.6% share across all product categories, securing the number one licensed producer position overall in Ontario, combining both brick and mortar and e-commerce sales.

Alberta6

Aphria currently ranks as the number one licensed producer across all product categories by dollar amount. For the month of May, the Company ranked first amongst its peers holding a 12% share of the Alberta cannabis retail market.

British Columbia7

The Company continues to grow market share in BC increasing share by 2.7% in Q4.

Quebec

Information on the Company’s competitive positioning amongst its peers from Quebec is not currently available.

The Company continued to gain market share in primary markets throughout the month of June, maintaining its number one position in Ontario and Alberta.

Brand and Category Performance

RIFF, Good Supply, Solei and Broken Coast continue to outperform across Canada. In the flower category, Broken Coast remains a top 10 selling brand, despite only being available on a limited basis, and RIFF, Good Supply and Solei have made significant moves in category rank, quarter over quarter. Good Supply experienced a 21.3% increase in flower sales in Q4, with Royal Highness in 3.5 gram packaging, gaining a top three spot at the Ontario Cannabis Store (“OCS”)5. In the pre-roll category, all three Aphria brands increased market position. In Ontario, our brands hold two of the top three positions by sales and the Company has a total of seven SKUs in the top 25 for the province. The Company’s Pre-roll brands Solei, RIFF and Good Supply continue to excel, led by Good Supply at 39% of category share, up from 11% of category share last quarter8. In Ontario, Aphria brands continue to gain momentum in the vape category as they climb the top selling vape charts. The Company holds the top selling vape SKU in Q4 at the OCS with Good Supply Pineapple Express 510 Cartridge5 and is extremely excited with its recent introduction of the Good Supply Purple Monkey 510 Cartridge. Aphria’s industry leading Solei oils continue to be the number one selling oil brand in primary markets, led by Solei Free8. In Ontario, Aphria brands rank #1 in vapes, and pre-rolls, and #2 in flower and oils5.

5 Information obtained from the OCS

6 Information obtained from the Alberta Gaming, Liquor and Cannabis Commission

7 Information obtained from Buddi

8 Information obtained from Headset Insights

Management’s Discussion & Analysis | 19

All the success enjoyed by the Company’s brands positions Aphria very well for future category growth, particularly given the increases in retail rollouts across its primary markets. As of the end of May 2020, estimated store count in Ontario was 82 retail stores authorized, up from 24 stores just six months ago, and reaching 100 authorizations in recent weeks. Further, the Ontario government has committed to approving approximately five new stores per week moving forward9. In Alberta, there are nearly 500 retail stores authorized and growing, Quebec has 42 retail stores and BC now has over 200 retail stores. Canada ended May with approximately 900 stores nationally, compared to an estimated 730 stores at the end of January. According to BNN Bloomberg, there are now over 1,000 licensed cannabis stores in Canada, as new stores in B.C. and Ontario push the store count into quadruple digits.

While several provinces, including Ontario, are significantly behind the market leader Alberta in store counts per capita, the recent activity associated with new retail rollouts is very encouraging for Aphria as one of the industry sales leaders, particularly for its continued growth prospects.

The Company continues to execute its strategic plan to position Aphria as a leader in category innovation with exciting new product categories and line extensions launching in the very near future.

Our award-winning brands are winning accolades, securing positive feedback from consumers, scoring higher on repeat purchase intent versus key competitors10, experiencing high organic consumer interest, and are consistently appearing as the most searched brand on OCS, appearing more than those of other licensed producers11.

⬛ Fair Value Measurements

Impact of fair value metrics on biological assets and inventory

In accordance with IFRS, the Company is required to record its biological assets at fair value. During the main growth phase, the cost of each plant is accumulated on a weekly basis. This occurs from the date of clipping from a mother plant up to the end of the tenth week of growth for Aphria One and Aphria Diamond and ninth week of growth for Broken Coast. For the remainder of the growing period, the cost of each plant continues to be accumulated on a weekly basis but also includes an allocation of the fair value of the plant. At the time of harvest, the Company increases the carrying value of the harvested product to its full fair value less costs to sell.

9 Information obtained from Mjbizdaily

10 Information obtained from Lift Co. March 31, 2020.

11 Information obtained from OCS

Management’s Discussion & Analysis | 20

As at May 31, 2020, the Company’s harvested cannabis and cannabis oil, as detailed in Note 5, and biological assets, as detailed in Note 6 of its financial statements, are as follows:

	May 31, 2020	February 29, 2020

Harvested cannabis - at cost	$ 72,641	$ 30,265

Harvested cannabis - fair value increment	70,310	39,504

Purchased cannabis - at cost	8,764	13,907

Harvested cannabis trim - at cost	3,855	9,391

Harvested cannabis trim - fair value increment	168	6,524

Cannabis oil - at cost	30,946	29,056

Cannabis oil - fair value increment	6,053	25,049

Purchased CBD distillate - at cost	5,503	7,493

Softgel capsules - at cost	430	222

Softgel capsules - fair value increment	150	188

Cannabis vapes - at cost	5,686	756

Cannabis vapes - fair value increment	1,865	624

Biological assets - at cost	18,941	25,165

Biological assets - fair value increment	9,400	8,693

Cannabis products - at fair value	$ 234,712	$ 196,837

The Company modified the size and length of time we grow the plants to optimize the use of the automation. As a result, the Company was able to modify its standard costs and fair value accounting of biological assets accordingly.

Aphria One and Aphria Diamond’s biological assets are carried at cost plus fair value increments of $0.40, $0.80, $1.19 and $1.59 per gram for weeks 11, 12, 13 and 14, respectively. Broken Coast’s biological assets are carried at cost plus fair value increments of $0.70, $1.40, $2.10 and $2.81 per gram for weeks 10, 11, 12 and 13 respectively. Harvested cannabis and harvested cannabis trim are carried at fair values of $3.00 per gram and $0.25 per gram, respectively (February 29, 2020 - $3.50 and $2.00) for greenhouse produced cannabis. Harvested cannabis and harvested cannabis trim are carried at fair values of $4.00 per gram, $0.25 per gram, respectively (February 29, 2020 - $4.00 and $3.25) for indoor produced cannabis. Cannabis oil, softgel capsules, and cannabis vape oils include the relative fair value based on the amount of harvested cannabis or harvested cannabis trim used in the production of each product.

The individual components of fair values are as follows:

	May 31, 2020	February 29, 2020
Harvested cannabis - at cost - per gram	$ 1.54	$ 1.54
Harvested cannabis - fair value increment - per gram	$ 1.49	$ 2.01
Purchased cannabis - at cost - per gram	$ 3.04	$ 3.26
Harvested cannabis trim - at cost - per gram	$ 0.24	$ 1.24
Harvested cannabis trim - fair value increment - per gram	$ 0.01	$ 0.86
Cannabis oil - at cost - per mL	$ 0.29	$ 0.29
Cannabis oil - fair value increment - per mL	$ 0.06	$ 0.25
Purchased CBD distillate - at cost - per mL	$ 0.30	$ 0.37
Softgel capsules - at cost - per mL	$ 0.26	$ 0.29
Softgel capsules - fair value increment - per mL	$ 0.09	$ 0.24
Cannabis vapes - at cost - per mL	$ 0.26	$ 0.29
Cannabis vapes - fair value increment - per mL	$ 0.09	$ 0.24

Management’s Discussion & Analysis | 21

⬛ Cost per Gram

Calculation of “all-in” costs of sales of dried cannabis per gram

The Company calculates “all-in” cost of sales of dried cannabis per gram as follows:

“All - in” cost of sales of dried cannabis per gram	Year ended	Three months ended
	May 31, 2020	May 31, 2020	February 29, 2020

Production costs	$ 64,972	$ 18,917	$ 16,707
Less:
Cost of accessories	$ (2)	$ --	$ --
Cannabis oil conversion costs	$ (1,860)	$ (561)	$ (570)
Adjusted “All-in” cost of sales of dried cannabis	$ 63,110	$ 18,356	$ 16,137

Gram equivalents sold during the quarter[12]	33,236,338	10,833,578	9,571,886

“All-in” cost of sales of dried cannabis per gram	$ 1.90	$ 1.69	$ 1.69

Calculation of cash costs to produce dried cannabis per gram

The Company calculates cash costs to produce dried cannabis per gram as follows:

Cash costs to produce dried cannabis per gram	Year ended	Three months ended
	May 31, 2020	May 31, 2020	February 29, 2020

Adjusted “All-in” cost of sales of dried cannabis	$ 63,110	$ 18,356	$ 16,137
Less:
Amortization	$ (9,544)	$ (1,956)	$ (3,439)
Packaging costs	$ (10,299)	$ (3,033)	$ (1,809)
Distribution costs	$ (8,721)	$ (3,821)	$ (2,034)
Cash costs to produce dried cannabis	$ 34,546	$ 9,546	$ 8,855

Gram equivalents sold during the quarter[12]	33,236,338	10,833,578	9,571,886

Cash costs to produce per gram	$ 1.04	$ 0.88	$ 0.93

The decrease in the cash cost to produce dried cannabis per gram was largely driven by the continued production from the Company’s Aphria Diamond expansion. The Company expects that the cost should continue to decrease as better yields can be expected due to seasonality and a steady increase in the optimization of growing conditions in the newly approved greenhouses.

12 Gram equivalents sold excludes 6,366,108 grams of product purchased and resold for the year ended May 31, 2020. Gram equivalents sold for the quarter excludes 1,722,970 and 4,442,214 grams of product purchased and resold for the three months ended May 31, 2020 and February 29, 2020 respectively.

Management’s Discussion & Analysis | 22

⬛ Results of Operations

Net revenue

During the three months ended May 31, 2020, the Company recognized revenues of $152,203 versus $128,568 in the same period of the prior year and $144,424 in the third quarter of fiscal 2020, representing an increase of 18.4% from the prior year and 5.4% from the prior quarter. Included in net revenue for the three months ended May 31, 2020 is $65,461 of revenue from cannabis products, $(12,395) of excise taxes, and $99,137 of distribution revenue.

Net revenue for the year ended as of May 31, 2020 was $543,339 versus $237,110 in the same period of the prior year, representing a 129.2% increase.

Distribution revenue

Included in distribution revenue is $97,097 and $362,111 of revenue from CC Pharma, and $2,040 and $7,103 of revenue from other distribution companies for the three and twelve months ended May 31, 2020.

Revenue from cannabis products

Cannabis revenue	Year ended	Three months ended
	May 31, 2020	May 31, 2020	February 29, 2020
Revenue from medical cannabis products	$ 37,452	$ 8,447	$ 8,663
Revenue from adult-use cannabis products	150,414	56,687	44,724
Wholesale cannabis revenue	16,870	327	11,037
Cannabis revenue	$ 204,736	$ 65,461	$ 64,424

During the quarter the Company sold 8,991.9 kgs of dried cannabis, 2,015.0 kg equivalents of cannabis oil products and 1,549.6 kgs of cannabis vape oils compared to 10,672.9 kgs of dried cannabis, 2,360.1 kg equivalents of cannabis oil products and 981.1 kgs of cannabis vape oils in the prior quarter.

Cannabis revenue	Year ended	Three months ended
	May 31, 2020	May 31, 2020	February 29, 2020
Revenue from dried flower	$ 146,424	$ 45,868	$ 48,766
Revenue from oil	43,094	10,529	9,504
Revenue from cannabis vapes	15,218	9,064	6,154
Cannabis revenue	$ 204,736	$ 65,461	$ 64,424

Gross revenue from medical cannabis products

Revenue from medical cannabis products for the three months ended May 31, 2020 was $8,447 versus $10,855 in the same period of the prior year and $8,663 in the third quarter of fiscal 2020, representing a decrease of 22.2% from the same period for the prior year and a 2.5% decrease from the prior quarter.

Revenue from medical cannabis products for the year ended May 31, 2020 was $37,452 versus $43,662 in the same period of the prior year, representing a decrease of 14.2% from the prior year.

The decrease in revenue from medical cannabis sold during the quarter from the prior quarter was related to:

•	Decrease in the medical cannabis sales by 78.7 kg equivalents to 1,273.3 kg equivalents sold in the current quarter, a

Management’s Discussion & Analysis | 23

decrease of 5.8% from the prior quarter. As a result of COVID-19 precautions, medical patients incurred issues renewing prescriptions, preventing them from placing orders during the quarter. Subsequent to quarter-end, Health Canada implemented interim measures automatically extending the expiry dates of existing prescriptions. As a result, we do not anticipate the same issue next quarter.

•

This factor was partially offset by an increase in the average gross retail selling price (excluding wholesale) to medical patients during the quarter from $6.41 to $6.63, a 3.4% increase from the prior quarter.

Gross revenue from adult-use cannabis products

Revenue from adult-use cannabis products for the three months ended May 31, 2020 was $56,687 versus $18,506 in the same period of the prior year and $44,724 in the third quarter of fiscal 2020, representing an increase of 206.3% from the same period for the prior year and a 26.7% increase from the prior quarter.

Revenue from adult-use cannabis products for the year ended May 31, 2020 was $150,414 versus $36,948 in the same period of the prior year, representing an increase of 307.1%.

The increase in revenue from adult-use cannabis products during the quarter from the prior quarter was related to:

•	Increase in the adult-use cannabis sales by 2,660.6 kg equivalents to 10,831.3 kg equivalents sold in the current quarter, a 32.6% increase from the prior quarter.

This factor was partially offset by:

•	Decrease in the average gross selling price to the adult-use market from $5.47 to $5.23, a 4.4% decrease from the prior quarter. The decrease is primarily related to:
o	Change in mix to reflect increased consumer demand for Good Supply branded product; and,
o	Price reductions in key markets to solidify market share.

Wholesale cannabis revenue

Revenue from wholesale cannabis products for the three months ended May 31, 2020 was $327 versus $4,171 in the same period of the prior year and $11,037 in the third quarter of fiscal 2020.

Revenue from wholesale cannabis produced for the year ended May 31, 2020 was $16,870 versus $5,738 In the prior year.

Gross profit and gross margin

The gross profit for the three months ended May 31, 2020 was $47,390, compared to $36,007 in the same quarter in the prior year and $59,575 in the previous quarter, a decrease of 20.5% from the prior quarter.

Management’s Discussion & Analysis | 24

	Year ended	Three months ended
	May 31, 2020	May 31, 2020	February 29, 2020

Cannabis revenue	$204,736	$65,461	$ 64,424
Distribution revenue	369,214	99,137	88,308
Insurance recovery	1,000	--	550
Excise taxes	(31,611)	(12,395)	(8,858)

Net revenue	543,339	152,203	144,424

Production costs	64,972	18,917	16,707
Cost of cannabis purchased	21,920	6,070	15,115
Cost of goods purchased	322,688	87,190	76,911

Gross profit before fair value adjustments	133,759	40,026	35,691

Fair value adjustment on sale of inventory	57,039	20,979	16,383
Fair value adjustment on growth of biological assets	(115,255)	(28,343)	(40,267)
	(58,216)	(7,364)	(23,884)

Gross profit	$191,975	$47,390	$ 59,575
Gross margin	35.3%	31.1%	41.3%

Cost of sales currently consist of five main categories: (i) production costs, (ii) cost of cannabis purchased, (iii) cost of goods purchased, (iv) fair value adjustment on sale of inventory and (v) fair value adjustment on growth of biological assets:

(i) Production costs include all direct and indirect costs of production, related to cannabis sold. This includes costs relating to growing, cultivation and harvesting, quality assurance and quality control, cannabis oil processing, as well as packaging, labelling and amortization of production equipment and greenhouse infrastructure utilized in the production of cannabis.

(ii) Cost of cannabis purchased consists of Canadian cannabis purchased from other licensed producers for packaging and branding under one of the Company’s brands and sold directly to consumers or through retail outlets.

(iii) Cost of goods purchased consists of items purchased for resale through the Company’s distribution businesses which are run through its subsidiaries ABP and CC Pharma.

(iv) Fair value adjustment on sale of inventory is part of the Company’s cost of sales due to IFRS standards relating to agriculture and biological assets (i.e. living plants or animals). This line item represents the effect of the non-cash fair value adjustment of inventory sold in the period.

(v) Fair value adjustment on growth of biological assets is part of the Company’s cost of sales due to IFRS standards relating to agriculture and biological assets (i.e. living plants or animals). This line item represents the effect of the non-cash fair value adjustment of biological assets (cannabis) produced in the period. In an effort to increase transparency, inventory of harvested cannabis (Note 5 – consolidated financial statements for the year ended May 31, 2020) consists of harvested cannabis and harvested cannabis trim to be $3.00 and $0.25 per gram respectively, for greenhouse produced cannabis and $4.00 and $0.25 per gram respectively, for indoor produced cannabis.

Management believes that the different components of net revenue and cost of sales included in the gross profit and gross margin can be confusing. Accordingly, management believes the use of cannabis gross profit, cannabis gross margin, distribution gross profit and distribution gross margin provides a better representation of performance of the Company’s different types of operations because it excludes non-cash fair value adjustments required by IFRS.

Management’s Discussion & Analysis | 25

Cannabis gross profit, cannabis gross margin, distribution gross profit and distribution gross margin are non-IFRS financial measures that do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

The following is the Company’s cannabis gross profit and cannabis gross margin as compared to IFRS for the three months ended May 31, 2020:

	Three months ended		Three months ended
	May 31, 2020 (IFRS)	Adjustments	May 31, 2020 (Adjusted)

Cannabis revenue	$ 65,461	$ --	$ 65,461
Distribution revenue	99,137	(99,137)	--
Insurance recovery	--	--	--
Excise taxes	(12,395)	--	(12,395)

Net revenue	152,203	(99,137)	53,066

Production costs	18,917	--	18,917
Cost of cannabis purchased	6,070	--	6,070
Cost of goods purchased	87,190	(87,190)	--
Fair value adjustment on sale of inventory	20,979	(20,979)	--
Fair value adjustment on biological assets	(28,343)	28,343	--
	104,813	(79,826)	24,987

Cannabis gross profit	$ 47,390	$ (19,311)	$ 28,079
Cannabis gross margin	31.1%		52.9%

The Company’s adjusted cannabis gross profit increased by $4,335 and adjusted cannabis gross margin increased by 10.2% from the prior quarter. This increase was related to the following:

•	Increase in the higher margin adult-use sales to wholesale transaction ratio in the current quarter; and

•	Higher usage of the lower costing Aphria produced cannabis versus purchased cannabis.

As at the end of the prior quarter, the Company had $13,907 (4,267.1 kgs) of purchased cannabis on hand, of which the Company sold $6,070 (1,723.0 kgs) of the purchased cannabis in Q4. As of the MD&A date, the Company has sold all but approximately $4,400 of previously purchased cannabis and anticipates selling the remainder in the next month.

Management’s Discussion & Analysis | 26

The following is the Company’s distribution gross profit and distribution gross margin as compared to IFRS for the three months ended May 31, 2020:

	Three months ended		Three months ended
	May 31, 2020 (IFRS)	Adjustments	May 31, 2020 (Adjusted)

Cannabis revenue	$ 65,461	$ (65,461)	$ --
Distribution revenue	99,137	--	99,137
Insurance recovery	--	--	--
Excise taxes	(12,395)	12,395	--

Net revenue	152,203	(53,066)	99,137

Production costs	18,917	(18,917)	--
Cost of cannabis purchased	6,070	(6,070)	--
Cost of goods purchased	87,190	--	87,190
Fair value adjustment on sale of inventory	20,979	(20,979)	--
Fair value adjustment on biological assets	(28,343)	28,343	--
	104,813	(17,623)	87,190

Distribution gross profit	$ 47,390	$ (35,443)	$ 11,947
Distribution gross margin	31.1%		12.1%

The Company’s adjusted distribution gross profit and adjusted distribution gross margin increased by $550 and decreased by 0.8% respectively from the prior quarter. The gross margin decreased as a result of certain international suppliers closing operations due to COVID-19. The Company was able to secure new suppliers to fill the demand, however the items were purchased at a slightly higher cost.

The gross profit for the year ended May 31, 2020 was $191,975, compared to $75,421 in the same period of the prior year. This increase is mainly driven by fiscal 2020 being the Company’s first full year after CC Pharma’s acquisition.

The following is the Company’s cannabis gross profit and cannabis gross margin as compared to IFRS for the year ended May 31, 2020:

	Year ended		Year ended
	May 31, 2020 (IFRS)	Adjustments	May 31, 2020 (Adjusted)

Cannabis revenue	$ 204,736	$ --	$ 204,736
Distribution revenue	369,214	(369,214)	--
Insurance recovery	1,000	--	1,000
Excise taxes	(31,611)	--	(31,611)

Net revenue	543,339	(369,214)	174,125

Production costs	64,972	--	64,972
Cost of cannabis purchased	21,920	--	21,920
Cost of goods purchased	322,688	(322,688)	--
Fair value adjustment on sale of inventory	57,039	(57,039)	--

Fair value adjustment on biological assets	(115,255)	115,255	--
	351,364	(264,472)	86,892

Cannabis gross profit	$ 191,975	$ (104,742)	$ 87,233
Cannabis gross margin	35.3%		50.1%

Management’s Discussion & Analysis | 27

The following is the Company’s distribution gross profit and distribution gross margin as compared to IFRS for the year ended May 31, 2020:

	Year ended		Year ended
	May 31, 2020 (IFRS)	Adjustments	May 31, 2020 (Adjusted)

Cannabis revenue	$ 204,736	$ (204,736)	$ --

Distribution revenue	369,214	--	369,214

Insurance recovery	1,000	(1,000)	--
Excise taxes	(31,611)	31,611	--

Net revenue	543,339	(174,125)	369,214

Production costs	64,972	(64,972)	--
Cost of cannabis purchased	21,920	(21,920)	--
Cost of goods purchased	322,688	--	322,688
Fair value adjustment on sale of inventory	57,039	(57,039)	--

Fair value adjustment on biological assets	(115,255)	115,255	--
	351,364	(28,676)	322,688

Distribution gross profit	$ 191,975	$ (145,449)	$ 46,526
Distribution gross margin	35.3%		12.6%

Operating expenses

	For the three months ended May 31,		For the year ended May 31,
	2020	2019	2020	2019
General and administrative	$ 27,676	$ 26,191	$ 99,977	$ 69,752
Share-based compensation	4,855	3,084	22,500	26,080
Amortization	5,491	4,528	21,747	14,084
Selling	8,311	2,949	21,042	4,961
Marketing and promotion	3,853	2,625	20,464	23,010
Research and development	576	294	2,568	1,391
Impairment	63,971	--	63,971	58,039
Transaction costs	1,859	20,329	5,763	23,259
	$ 116,592	$ 60,000	$ 258,032	$ 220,576

Operating expenses are comprised of general and administrative, share-based compensation, amortization, selling, marketing and promotion, research and development, impairment, and transaction costs. These costs increased by $56,592 to $116,592 from $60,000 in the same quarter in the prior year. This was primarily due to $63,971 of impairment charges recorded in the current quarter whereas none was recorded in the same quarter of the prior year.

Management’s Discussion & Analysis | 28

General and administrative costs

	For the three months ended May 31,		For the year ended May 31,
	2020	2019	2020	2019
Executive compensation	$ 2,482	$ 2,156	$ 9,084	$ 5,821
Consulting fees	3,273	2,700	12,429	6,517
Office and general	4,769	5,026	16,556	16,511
Professional fees	1,898	6,086	6,592	11,790
Salaries and wages	10,938	6,375	37,873	19,627
Insurance	3,960	2,136	12,561	5,356
Travel and accommodation	50	1,358	3,751	3,116
Rent	306	354	1,131	1,014
	$ 27,676	$ 26,191	$ 99,977	$ 69,752

The increase in general and administrative costs from the prior quarter was largely related to:

•	An increase in headcounts at all levels of the organization as the Company increases its operational footprint with Aphria Diamond;

partially offset by:

•	A decrease in professional and consulting fees, as a result of corporate initiatives;

•	A decrease in travel and accommodation as a result of COVID-19; and

•

A reclassification of approximately $1,000 and $4,000 of salaries and wages related to sales and marketing employees from marketing and promotion to general and administrative (salaries and wages) for the three months and the year ended May 31, 2020 respectively.

Share-based compensation

The Company recognized share-based compensation expense of $4,855 for the three months ended May 31, 2020 compared to $3,084 for the same period in the prior year. Share-based compensation is valued using the Black-Scholes valuation model and represents a non-cash expense. The increase in share-based compensation is a result of an increase in the number of restricted share units (“RSUs”) vesting in the period offset by a decrease in the number of options issued in the period. The Company issued 38,526 deferred share units (“DSUs”), 334,708 RSUs and nil stock options in the current quarter compared to 29,392 DSUs, 197,600 RSUs and 80,000 stock options in the same period of the prior year. In addition, as the Company’s share-based compensation evolved from stock options only to a hybrid of stock options and share units, the Company’s share-based compensation becomes more closely tied to stock performance in the quarter. If the stock decreases, share-based compensation, net of the impact of new and vested awards, should also decrease. As the stock price increases, share-based compensation, net of the impact of new and vested awards, should also increase.

For the year ended May 31, 2020, the Company incurred share-based compensation of $22,500 as opposed to $26,080 for the prior year. The decrease in share-based compensation is a result of a decrease in the number of options and RSUs vesting in the period. The Company issued 165,100 DSUs, 2,601,979 RSUs and 1,894,128 stock options in the current year ended May 31, 2020 compared to 96,833 DSUs, 197,600 RSUs and 3,005,000 stock options in the prior year. Of the stock options granted in the year ended May 31, 2020, 483,333 vested.

Amortization

The Company incurred non-production related amortization charges of $5,491 for the three months ended May 31, 2020 compared to $4,528 for the same period in the prior year. The increase in amortization charges are a result of the full year of charges related with finite-life capital assets and intangibles acquired as part of the Company’s acquisitions, as well as the assets that have been transferred into use from the capital expenditures incurred in the current and prior fiscal year.

The Company incurred amortization charges of $21,747 for the year ended May 31, 2020 compared to $14,084 for the same period in the previous year. The increase for the year is consistent with the increase for the three-month period.

Management’s Discussion & Analysis | 29

Selling costs

For the three months ended May 31, 2020, the Company incurred selling costs of $8,311, versus $2,949 in the same quarter last year. The current period costs are 15.7% of net revenue from cannabis products as opposed to 10.3% in the prior quarter. These costs relate to adult-use sales teams commission, Health Canada cannabis fees, and patient acquisition and maintenance costs. Patient acquisition and ongoing patient maintenance costs include funding to individual clinics to perform medical studies as well as support to assist with additional costs to clinics incurred by clinics resulting from the education of patients using the Company’s products.

For the year ended May 31, 2020, the Company incurred selling costs of $21,042 or 12.2% of net revenue from cannabis products, as opposed to $4,961 or 6.5% of net revenue from cannabis, in the comparable prior period. In the prior year, selling costs were incurred in the latter half of that year as a result of legalization of adult-use cannabis in October 2018.

Marketing and promotion costs

In a continued effort to increase transparency, the Company is disclosing selling costs separate from marketing and promotion costs. Selling costs are more variable to sales levels, while marketing and promotion costs are more fixed (or step variable) in nature. The selling costs disclosed are specific to Canadian cannabis operations.

For the three months ended May 31, 2020, the Company incurred marketing and promotion costs of $3,853, versus $2,625 in the same quarter last year. The current period costs are comprised of $2,330 of cannabis related marketing and promotion or 4.4% of net revenue from cannabis products and $1,523 of distribution marketing and promotion or 1.5% of distribution revenue. These costs relate to general marketing, research and education expense, call center operations and shipping costs.

For the year ended May 31, 2020, the Company incurred marketing and promotion costs of $20,464 or 3.8% of net revenue, as opposed to $ 23,010 or 9.7% of net revenue, in the prior year.

Research and development

Research and development costs of $576, or 1.1% of net revenue from cannabis products, were expensed during the three months ended May 31, 2020 compared to $294 in same period last year. These relate to costs associated with the development of new cannabis products. Although the Company spends a significant amount on research and development, the majority of these costs remain in production costs, as the Company does not reclassify research and development costs related to the cost of cannabis consumed in research and development activities.

For the year ended May 31, 2020, the Company incurred research and development costs of $2,568 as opposed to $1,391 in the same period in the previous year.

Transaction costs

Transaction costs of $1,859 were expensed during the three months ended May 31, 2020 compared to $20,329 in same period last year. These relate to costs associated with the various one-time litigation costs, restructuring costs and potential acquisitions the Company has considered and abandoned, or is still considering.

For the year ended May 31, 2020, the Company incurred transaction costs of $5,763 as opposed to $23,259 in the same period in the previous year.

Management’s Discussion & Analysis | 30

Non-operating income (loss), net

	For the three months ended May 31,		For the year ended May 31,
	2020	2019	2020	2019
Foreign exchange gain	$ 11,897	$ 1,063	$ 8,237	$ 915
Loss on marketable securities	--	(27)	(338)	(178)
(Loss) gain on sale of capital assets	(10,824)	55	(10,824)	55
(Loss) gain from equity investees	--	(293)	--	58,438
Deferred gain on sale of intellectual property	--	--	--	340
Loss on promissory notes receivable	(1,000)	--	(13,000)	--
Unrealized gain (loss) on convertible notes	228	(2,312)	(7,341)	(3,399)
(Loss) gain on long-term investments	(4,424)	(3,584)	(32,568)	19,651
Unrealized (loss) gain on convertible debentures	(27,016)	48,439	59,414	48,439
Realized gain on settlement of convertible debentures	12,452	--	12,452	--
Legal settlement	(4,345)	--	(4,345)	--
Unrealized loss on financial liabilities	--	(217)	--	(1,326)
	$ (23,032)	$ 43,124	$ 11,687	$ 122,935

For the three months ended May 31, 2020, the Company recognized a loss of $4,424 and $27,016 primarily related to the change in fair value of long-term investments and fair value of the convertible debentures. These changes in fair value result from a decline in the trading prices of participants in the cannabis market. Furthermore, the Company recognized a loss of $10,824, $1,000, and $4,345 resulting from the disposal of capital assets, loss on promissory notes receivable and the legal settlement respectively. These losses were offset by a gain on settlement of convertible debentures of $12,452 and foreign exchange gain of $11,897.

Net income (loss)

The Company recorded a net loss for the three months ended May 31, 2020 of $(98,843) or $(0.39) per share as opposed to net income of $15,760 or $0.05 per share in the same period of the prior year. The decrease in net income (loss) is a result of the non-cash impairment recognized in the current quarter as well as non-operating losses mainly driven by changes in fair value of various instruments mentioned above.

The Company recorded a net loss for the year ended May 31, 2020 of $(84,634) of $(0.33) per share as opposed to net loss of $(16,499) or $(0.07) per share in the same period of the prior year. The decrease for the year is associated with increase in gross profit of $116,554 offset by increased costs associated with operating expenses of $37,456 and decreased non-operating income and increased finance costs $144,170.

Management’s Discussion & Analysis | 31

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Company calculates adjusted EBITDA as net income (loss), plus (minus) income taxes (recovery), plus (minus) finance (income) expense, net, plus (minus) non-operating (income) loss, net, plus amortization, plus share-based compensation, plus (minus) non-cash fair value adjustments on sale of inventory and on growth of biological assets, plus impairment, plus transaction costs and certain one-time non-operating expenses, as determined by management, all as follows:

	For the three months ended May 31,		For the year ended May 31,

	2020	2019	2020	2019

Net income (loss)	$ (98,843)	$ 15,760	$ (84,634)	$ (16,499)

Income taxes (recovery)	(2,123)	453	3,917	854

Finance (income) expense, net	8,732	2,918	26,347	(6,575)

Non-operating (income) loss, net	23,032	(43,124)	(11,687)	(122,935)

Amortization	14,439	8,611	49,271	22,940

Share-based compensation	4,855	3,084	22,500	26,080

Fair value adjustment on sale of inventory	20,979	9,649	57,039	27,724

Fair value adjustment on growth of biological assets	(28,343)	(17,471)	(115,255)	(40,607)

Impairment	63,971	--	63,971	58,039

Transaction costs	1,859	20,329	5,763	23,259

Adjusted EBITDA from businesses under development	2,745	5,514	13,385	16,240

Adjusted EBITDA from distribution operations	(1,943)	(3,872)	(10,511)	(6,036)

Adjusted EBITDA from cannabis operations	$ 9,360	$ 1,851	$ 20,106	$ (17,516)

	For the three months ended May 31,		For the year ended May 31,
	2020	2019	2020	2019

Adjusted EBITDA from cannabis operations	$ 9,360	$ 1,851	$ 20,106	$ (17,516)

Adjusted EBITDA from businesses under development	(2,745)	(5,514)	(13,385)	(16,240)

Adjusted EBITDA from distribution operations	1,943	3,872	10,511	6,036

Adjusted EBITDA	$ 8,558	$ 209	$ 17,232	$ (27,720)

The Company’s adjusted EBITDA increased by $2,822 from $5,736 in the prior quarter to $8,558.

Management’s Discussion & Analysis | 32

⬛ Fourth Quarter Income Statement

The Company’s income statement for the three months ended May 31, 2020:

	For the three months May 31,
	2020	2019

Cannabis revenue	$65,461	$34,306

Distribution revenue	99,137	99,186

Excise taxes	(12,395)	(4,924)

Net revenue	152,203	128,568

Production costs	18,917	13,113

Cost of cannabis purchased	6,070	--

Cost of goods purchased	87,190	87,270

Gross profit before fair value adjustments	40,026	28,185

Fair value adjustment on sale of inventory	20,979	9,649

Fair value adjustment on growth of biological assets	(28,343)	(17,471)

Gross profit	47,390	36,007
Operating expenses:

General and administrative	27,676	26,191

Share-based compensation	4,855	3,084

Amortization	5,491	4,528

Selling	8,311	2,949

Marketing and promotion	3,853	2,625

Research and development	576	294

Impairment	63,971	--

Transaction costs	1,859	20,329
	116,592	60,000

Operating loss	(69,202)	(23,993)

Finance income (expense), net	(8,732)	(2,918)

Non-operating income, net	(23,032)	43,124

Loss before income taxes	(100,966)	16,213

Income taxes (recovery)	(2,123)	453
Net loss	(98,843)	15,760

Other comprehensive loss

Other comprehensive loss	1,580	(58)

Comprehensive loss	$(97,263)	$15,702

Total comprehensive income (loss) attributable to:

Shareholders of Aphria Inc.	(104,904)	16,862

Non-controlling interests	7,641	(1,160)
	$(97,263)	$15,702

Management’s Discussion & Analysis | 33

⬛ Liquidity and Capital Resources

The Company’s cash flow for the three months ended May 31, 2020:

	Q4 - 2020	Q3 -2020

Cash used in operating activities:

Net loss for the year	$ (98,843)	$ 5,697

Adjustments for:

Future income taxes	(4,762)	4,215

Fair value adjustment on sale of inventory	20,979	16,383

Fair value adjustment on growth of biological assets	(28,343)	(40,267)

Unrealized foreign exchange gain	(566)	(970)

Amortization	14,439	13,301

Loss on sale of capital assets	10,824	--

Impairment	63,971	--

Unrealized (gain) loss on convertible notes receivable	(228)	630

Loss on promissory notes receivable	1,000	12,000

Other non-cash items	424	(896)

Share-based compensation	4,855	5,126

Loss on long-term investments	4,424	5,403

Loss (gain) on convertible debentures	14,564	(23,145)

Change in non-cash working capital	(12,127)	(54,422)

	(9,389)	(56,945)

Cash provided by (used in) financing activities:

Share capital issued, net of cash issuance costs	--	99,727

Proceeds from warrants and options exercised	--	439

Repayment of convertible debentures	(1,089)	--

Proceeds from long-term debt	2,296	--

Repayment of long-term debt	(1,147)	(1,445)

Repayment of lease liabilities	(389)	(370)

(Decrease) increase in bank indebtedness	(6,411)	4,505

	(6,740)	102,856

Cash used in investing activities:

Investment in capital and intangible assets	(28,027)	(38,346)

Proceeds from disposal of capital assets	220	786

Repayment of convertible and promissory notes receivable	26,000	--

Investment in long-term investments and equity investees	--	(605)

Proceeds from disposal of long-term investments and equity investees	56	9,662

	(1,751)	(28,503)

Net increase (decrease) in cash and cash equivalents	(17,880)	17,408

Cash and cash equivalents, beginning of year	515,102	497,694

Cash and cash equivalents, end of year	$ 497,222	$ 515,102

Cash flow used in operations for the three months ended May 31, 2020 was $9,389, a $47,556 improvement from $56,945 used in the prior quarter. The decrease in cash flow used in operations is primarily a result of:

•

Decrease investment in working capital primarily driven by improving both collection and payment efficiency levels and comparable balancing of investments in inventory and biological assets as the ramp up costs were incurred in the previous quarter.

Normalizing operating cash flow to remove the investment in non-cash working capital, while the Company is in the current growth stage shows an improvement in normalized cash flows provided by operations of $5,261 from $(2,523) used in the prior quarter to $2,738 provided by in the current quarter.

Management’s Discussion & Analysis | 34

The Company also invested further in its growing international operations with approximately $17,407 of the total investment in capital and intangible assets, largely comprising of additions to its European facilities.

Cash flow used in operations for the year ended May 31, 2020 was $133,756, a $78,151 increase from $55,605 used in the prior year. The increase in cash flow used in operations for the year is primarily a result of:

•	Increase in investments in the inventory and biological assets as a result of the increased capacity with the licensing of Aphria Diamond.

Cash resources / working capital requirements

The Company constantly monitors and manages its cash flows to assess the liquidity necessary to fund operations. As at May 31, 2020, Aphria maintained $497,222 of cash and cash equivalents on hand, compared to $550,797 in cash and cash equivalents plus $20,199 marketable securities at May 31, 2019. Liquid sources of cash decreased $73,774 in the year. This decrease is a result of the final payment on the acquisition of CC Pharma for $34,722, repayment of long-term debt of $10,877, investment in working capital of $115,068, and investment in capital and intangible assets of $132,423. This is offset by an increase in cash resulting from proceeds of share capital issued of $99,727, proceeds from long-term debt of $81,696 and $46,094 associated with proceeds from disposal of marketable securities and long term investments.

Working capital provides funds for the Company to meet its operational and capital requirements. As at May 31, 2020, the Company maintained working capital of $732,908. Management expects that the Company’s existing cash and cash equivalents balance and cash flow from operations will be adequate to meet the Company’s announced expansion of facilities and operational activities in the next year.

Capital and intangible asset expenditures

For the three months ended May 31, 2020, the Company invested $25,569 in capital and intangible assets through wholly-owned subsidiaries, exclusive of business acquisitions, of which $3,289 are considered maintenance CAPEX and the remaining $22,280 growth CAPEX related to new extraction capacity and facility build out in Germany.

For the three months ended May 31, 2020, the Company invested $2,458 in capital and intangible assets through majority-owned subsidiaries, all of which is considered growth CAPEX.

Financial covenants

The Company was in breach of its debt service ratio loan covenant at year end related to one lender; however, it obtained a waiver from the lender with respect to this breach in the next twelve month period and expects to meet the covenant in the next year. The Company believes that it has sufficient operating room with respect to its financial covenants for the next fiscal year and does not anticipate being in breach of any of its financial covenants going forward.

Contractual obligations and off-balance sheet financing

The Company has no off-balance sheet financing.

Minimum payments payable over the next five years are as follows:

	Payments due by period

	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years

Outstanding capital related commitments	$ 21,916	$ 21,916	$ --	$ --	$ --

Leases	8,342	1,614	2,444	2,091	2,193

Long-term debt	138,762	8,467	91,205	9,505	29,585

Convertible debenture	270,783	--	--	270,783	--

Total	$ 439,803	$ 31,997	$ 93,649	$ 282,379	$ 31,778

Management’s Discussion & Analysis | 35

Except as disclosed elsewhere in this MD&A, there have been no material changes with respect to the contractual obligations of the Company during the year-to-date period.

Contingencies

From time to time, the Company and/or its subsidiaries may become defendants in legal actions arising out of the ordinary course and conduct of its business.

As of May 31, 2020, the Company was served statements of claims in class action lawsuits against the Company and certain of its officers and former officers. These claims relate to alleged misconduct in connection with the Company’s acquisitions of LATAM Holdings Inc. (“LATAM”) and Nuuvera Inc., and the Company’s June 2018 securities offering. At the present time, the representative claimants have been identified and selected in both the U.S. and Canada. The U.S. claims include alleged violations of Section 10(b) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10b-5 under the Exchange Act and Section 20(a) of the Exchange Act. The Canadian claims include alleged statutory and common law misrepresentation and oppression. The Company intends to vigorously defend itself in each of these actions. With respect to the cases commenced in the U.S., the Company is self-insured for the costs associated with any award or damages arising from such actions and has entered into indemnity agreements with each of the directors and officers and, subject to certain exemptions, will cover any costs incurred by them in connection with any of the class action claims. With respect to the cases commenced in Canada, the Company carries insurance policies in the amount of $35,000 in coverage with the possibility of additional coverage for individual directors and officers on the occurrence of certain conditions. Such coverage may not be sufficient to fully cover any judgments against the Company. As at May 31, 2020, the Company has not recorded any uninsured amount related to this contingency.

Share capital

Aphria has the following securities issued and outstanding, as at July 28, 2020:

	Presently outstanding	Exercisable	Exercisable & in-the- money	Fully diluted

Common stock	288,179,564	--	--	288,179,564

Warrants	7,222,472	7,222,472	200,000	200,000

Stock options	5,675,472	4,223,167	962,510	962,510

Restricted share units	1,740,752	134,825	134,825	134,825

Deferred share units	346,716	30,000	30,000	30,000

Convertible debentures	27,621,492	27,621,492	--	--

Fully diluted				289,506,899

*Based on closing price on July 28, 2020

Management’s Discussion & Analysis | 36

⬛ Quarterly results

The following table sets out certain unaudited financial information for each of the eight fiscal quarters up to and including the fourth quarter of fiscal 2020, ended May 31, 2020. The information has been derived from the Company’s unaudited consolidated financial statements, which in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements filed in the Company’s 2020 Annual Report and include all adjustments necessary for a fair presentation of the information presented. Past performance is not a guarantee of future performance and this information is not necessarily indicative of results for any future period.

	Aug/19	Nov/19	Feb/20	May/20

Net revenue	$ 126,112	$ 120,600	$ 144,424	$ 152,203

Net income (loss)	16,441	(7,929)	5,697	(98,843)

Earnings (loss) per share - basic	0.07	(0.03)	0.02	(0.39)

Earnings (loss) per share - fully diluted	0.07	(0.03)	0.02	(0.39)

	Aug/18	Nov/18	Feb/19	May/19

Net revenue	$ 13,292	$ 21,688	$ 73,582	$ 128,568

Net income (loss)	21,176	54,774	(108,209)	15,760

Earnings (loss) per share - basic	0.09	0.22	(0.43)	0.05

Income (loss) per share - fully diluted	0.09	0.22	(0.43)	0.05

⬛ Accounting Policies

Critical Accounting Estimates and Judgments

The Company’s critical accounting policies and estimates are described in the audited consolidated financial statements and the accompanying notes for the year ended May 31, 2020. There have been no material changes to these critical accounting policies and estimates.

New Standards and Interpretations Applicable Effective June 1, 2019

Refer to Note 3 (q) of the Company’s audited consolidated financial statements and the accompanying notes for the year ended May 31, 2020 for additional information on changes in accounting policies. During the year the company adopted IFRS 16 – Leases, introducing a single, on-balance sheet accounting model for leases.

⬛ Industry Trends and Risks

There are a number of risk factors that could cause future results to differ materially from those described herein. The risks and uncertainties described herein are not the only ones the Company faces. Additional risks and uncertainties, including those that the Company does not know about now or that it currently deems immaterial, may also adversely affect the Company’s business. If any of the following risks actually occur, the Company’s business may be harmed, and its financial condition, results of operations and prospects may suffer significantly.

Risks Related to the Company’s Business and the Cannabis Industry

Reliance on Licences

The Company’s ability to cultivate, process, and sell medical and adult-use cannabis, cannabis-derived extracts and derivative cannabis products in Canada is dependent on maintaining the Licences with Health Canada. Failure to comply with the requirements of the Licences or any other subsidiary licences or any failure to maintain the Licences or subsidiary

Management’s Discussion & Analysis | 37

licences may have a material adverse impact on the Company’s business, financial condition, results of operations and prospects. There can be no guarantees that Health Canada will extend or renew the Licences as necessary or, if it extended or renewed, that the Licences will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the Licences or should it renew the Licences on different terms, the business, financial condition, results of operations and prospects of the Company may be materially adversely affected.

Highly Regulated Industry

The Company operates in a highly regulated and rapidly evolving market. The laws, regulations and guidelines generally applicable to the cannabis industry domestically and internationally may change in ways currently unforeseen. The Company’s operations are subject to a variety of laws, regulations, guidelines and policies, whether in Canada or elsewhere, relating to the cultivation, manufacture, import, export, management, transportation, storage, packaging/labelling, advertising and promotion, sale, health and safety and disposal of cannabis, including, but not limited to, the Cannabis Act, any regulations thereunder, and laws, regulations, guidelines and policies relating to drugs, controlled substances, health and safety, the conduct of operations and the protection of the environment, and applicable stock exchange rules and regulations. Any amendment to or replacement of existing laws, regulations, guidelines or policies may cause adverse effects to the Company’s operations. The risks to the Company’s business represented by subsequent regulatory changes could reduce the addressable market for the Company’s products and could materially and adversely affect the Company’s business, financial condition, results of operations and prospects.

Achievement of the Company’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and, where necessary, obtaining regulatory approvals. The impact of Health Canada’s compliance regime, any delays in obtaining, or failure to obtain regulatory approvals required may significantly delay or impact the development of the Company’s business and operations and could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. Any potential non-compliance could cause the Company’s business, financial condition, results of operations and prospects to be adversely affected. Further, any amendment to or replacement of the Cannabis Act and other applicable rules and regulations governing the Company’s business activities may cause adverse effects on the Company’s business, financial conditions and results of operations.

The federal legislative framework pertaining to the Canadian adult-use cannabis market is still very new. In addition, the governments of every Canadian province and territory have implemented different regulatory regimes for the distribution and sale of cannabis for adult-use purposes within those jurisdictions. There is no guarantee that the legislative framework regulating the cultivation, processing, distribution and sale of cannabis for adult-use purposes will not be amended or replaced or that any current legislation will create the growth opportunities that the Company currently anticipates. While the impact of any new legislative framework for the regulation of the Canadian adult-use cannabis market is uncertain, any of the foregoing could result in a material adverse effect of the Company’s business, financial condition, results of operations and prospects.

Further, as the commercial cannabis industry is a relatively new industry in Canada, we anticipate that regulations governing cannabis in Canada will be subject to change as the Canadian federal government monitors licensees in action. Health Canada may change their administration, interpretation or application of the applicable regulations or their compliance or enforcement procedures at any time. Any such changes could require the Company to revise its ongoing compliance procedures, requiring the Company to incur increased compliance costs and expend additional resources. There is no assurance that the Company will be able to comply or continue to comply with applicable regulations.

The Company will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with applicable laws and regulations could subject the Company to regulatory or agency proceedings or investigations and may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include damage awards, fines, penalties or corrective measures requiring capital expenditures or remedial actions. Parties may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Company’s reputation and no assurance can be given that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing

Management’s Discussion & Analysis | 38

laws or regulations, may have a material adverse impact on the Company’s business, resulting in increased capital expenditures or production costs, reduced levels of cannabis production or abandonment or delays in the development of facilities.

Health Canada inspectors routinely assess the Company’s facilities against the Cannabis Act and its regulations and provide the Company with follow up reports noting observed deficiencies. The Company is continuously reviewing and enhancing its operational procedures and facilities both proactively and in response to routine inspections. The Company follows all regulatory corrections in response to inspections in a timely manner. If the Company fails to comply with applicable laws, regulations and guidelines, the Company may incur additional costs or penalties, or the Company’s operations may be restricted or shut down.

In addition, the introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in Canada or any of the jurisdictions in which the Company operates could result in an increase in taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect. Due to the complexity and nature of the Company’s operations, various legal and tax matters may be outstanding from time to time. If the Company is unable to resolve any of these matters favorably, it may have a material adverse effect on the Company.

Laws and Regulations Governing Cannabis in Foreign Jurisdictions

The Company’s ability to achieve its business objectives in foreign jurisdictions is contingent, in part, upon its compliance with regulatory requirements enacted by governmental authorities and the Company obtaining all regulatory approvals, where necessary, for the sale of its products. The Company cannot predict the impact of the compliance regime that countries such as Germany, Italy, Malta, Colombia or Argentina are implementing and the method in which their governmental authorities will implement the adult-use or medical cannabis industry. Similarly, the Company cannot predict how long it will take to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. The impact of the various compliance regimes, any delays in obtaining, or failure to obtain regulatory approvals may significantly delay or impact the development of markets, products and sales initiatives and could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

The Company currently incurs and will continue to incur ongoing costs and obligations related to regulatory compliance. A failure on the Company’s part to comply with regulations may result in additional costs for corrective measures, penalties or in restrictions on its operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Foreign Investment in Cannabis Companies

Certain jurisdictions may prohibit or restrict its citizens or residents from investing in or transacting with companies involved in the cannabis industry, even if such companies only conduct business in jurisdictions where cannabis is legal. For example, if an investor in the United Kingdom profits from an investment in a cannabis producer or supplier, such investment may technically violate the United Kingdom Proceeds of Crime Act 2002. Similar prohibitions or restrictions may apply in other jurisdictions where cannabis has not been legalized. In the U.S., there have been certain instances of U.S. Customs and Border Protection preventing citizens of foreign countries from entering the U.S. for reasons related to the cannabis industry.

Operations in Foreign Jurisdictions

The Company maintains operations in various emerging markets and may have operations in additional foreign jurisdictions in the future. Such operations expose the Company to the socioeconomic conditions as well as the laws governing the cannabis industry in such countries. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; extreme fluctuations in currency exchange rates; military repression; war or civil war; social and labor

Management’s Discussion & Analysis | 39

unrest; organized crime; corruption and fraud; title and property disputes; hostage-taking; terrorism; violent crime; expropriation and nationalization; public health crises including epidemics, pandemics or outbreaks of new illnesses, infectious diseases or viruses (including, most recently, the novel coronavirus (COVID-19)); renegotiation or nullification of existing licences, approvals, permits and contracts; changes in taxation policies; restrictions on foreign exchange and repatriation; changing political norms; banking and currency controls; and governmental regulations that favor or require us to award contracts in, employ citizens of, or purchase supplies from, the jurisdiction.

Governments in certain foreign jurisdictions intervene in their economies, sometimes frequently, and occasionally make significant changes in policies and regulations. Changes, if any, in cannabis industry or investment policies or shifts in political attitude in the countries in which the Company operates may adversely affect its operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions (temporary or otherwise) on production, price controls, export controls, currency remittance, importation of product and supplies, income and other taxes, royalties, the repatriation of profits, expropriation of property, foreign investment, maintenance of concessions, licences, approvals and permits, environmental matters, land use, land claims of local people, water use, workplace safety, permitted public activities, domestic and international travel and permitted commercial operations. Failure to comply strictly with applicable laws, regulations and local practices could result in loss, reduction or expropriation of licences, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

As an import business, CC Pharma remains highly dependent on open international, and more specifically EU member states borders. Any changes to EU member states border or export policies will have a material impact on CC Pharma’s ability to purchase products and replenish supply, which will in turn, given our low level of inventory in comparison to monthly revenues, have a material impact on our revenues.

The Company continues to monitor developments and policies in the emerging markets in which it operates and assess the impact thereof to our operations; however, such developments cannot be accurately predicted and could have an adverse effect on the Company’s business, financial condition and results of operations and prospects.

Public Health Crises

A public health crisis, such as local, regional, national or international epidemics, pandemics or outbreaks of illnesses, infectious diseases or viruses (including COVID-19) could cause interruptions to the Company’s operations, increase operating expenses, result in loss of sales, delayed performance of contractual obligations or require additional expenditures to be incurred. Depending on its severity and reach, such an event could affect the Company’s workforce resulting in the inability to continue to operate the Company’s production facilities. Further, the Company’s operations could be adversely affected if its supply partners, contractors, customers and/or transportation carriers were prevented from conducting business activities for an indefinite period of time, including due to spread of the disease within these groups or due to shutdowns that may be requested or mandated by governmental authorities. In addition, a health crisis, such as the COVID-19 pandemic, could have an adverse effect on local economies and potentially the global economy, which may adversely impact the price and demand for the Company’s products, the market for the Company’s securities and/or its ability to obtain financing.

In particular, as of the date of this MD&A, the full extent of the effects of COVID-19 are unknown. The continued spread of COVID-19 and the measures taken by the governments of countries affected could disrupt the supply chain and the manufacture or shipment of the Company’s products and adversely impact the Company’s business, financial condition, results of operations and prospects. In addition, there can be no assurance that the Company will not lose members of its workforce or see its workforce man-hours reduced or incur increased medical costs as a result of these health risks. The effects of the pandemic on the Company’s international operations contributed to the Company recording an impairment loss. The Company is actively assessing and responding, where possible, to the potential impact of the COVID-19 pandemic. The Company continued its operations throughout the crisis by implementing appropriate measures designed to protect the health and safety of its employees. In addition, at this time, persistent social distancing measures and restrictions imposed by the federal, provincial and territorial governments in Canada on the movement of individuals and the distribution of cannabis in the country may adversely affect the Company’s cannabis sales. It is difficult to predict how the COVID-19 pandemic may affect the Company’s business in the future, including the effect it may have (positive or negative;

Management’s Discussion & Analysis | 40

long or short term) on the price of, and demand for, cannabis. It is possible that the COVID-19 pandemic could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects as well as the market for its securities and/or its ability to obtain financing. The extent to which the COVID-19 pandemic impacts the Company’s results will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the virus, the duration of the outbreak and the actions to contain its impact.

Inflation in Emerging Markets

In the past, high levels of inflation have adversely affected emerging economies and financial markets, and the ability of government to create conditions that stimulate or maintain economic growth. Moreover, governmental measures to curb inflation and speculation about possible future governmental measures have contributed to the negative economic impact of inflation and have created general economic uncertainty. The emerging markets in which the Company operates or may operate may experience high levels of inflation in the future. Inflationary pressures may weaken investor confidence in such countries and lead to further government intervention in the economy. If countries in which the Company operates experience high levels of inflation in the future and/or price controls are imposed, the Company may not be able to adjust the rates the Company charges its customers to fully offset the impact of inflation on the Company’s cost structures, which could adversely affect the Company’s business, financial condition, results of operations and prospects.

Acquisition or Use of Properties in Foreign Jurisdictions

Non-resident individuals and non-domiciled foreign legal entities may be subject to restrictions on the acquisition or lease of properties in certain emerging markets. Limitations also apply to legal entities domiciled in such countries which are controlled by foreign investors, such as the entities through which the Company operates in certain countries. Accordingly, the Company’s current and future operations may be impaired as a result of such restrictions on the acquisition or use of property, and the Company’s ownership or access rights in respect of any property it owns or leases in such jurisdictions may be subject to legal challenges, all of which could result in a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Reliance on International Advisors and Consultants

The legal and regulatory requirements in the foreign countries in which the Company operates or will operate with respect to the cultivation and sale of cannabis, banking systems and controls, as well as local business culture and practices are different from those in Canada. The Company must rely, to a great extent, on local legal counsel, consultants and advisors retained by it in order to keep apprised of legal, regulatory and governmental developments as they pertain to and affect the Company’s business, and to assist the Company with its governmental relations. The Company must rely, to some extent, on those members of management and the Board who have previous experience working and conducting business in these countries, if any, in order to enhance its understanding of and appreciation for the local business culture and practices. The Company also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of the cultivation and sale of cannabis as well as in respect of banking, financing, labour, litigation, tax and public health matters in these jurisdictions. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond the Company’s control. The impact of any such changes may adversely affect the Company’s business, financial condition, results of operations and prospects.

Anti-Money Laundering Laws and Regulation Risks

The Company is subject to a variety of domestic and international laws and regulations pertaining to money laundering, financial recordkeeping and proceeds of crime, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities internationally.

In the event that any of the Company’s operations or investments, any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations or investments were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the Company’s ability to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Company maintains no current intention to declare or pay dividends in the foreseeable future, in the event that

Management’s Discussion & Analysis | 41

a determination was made that proceeds obtained by the Company could reasonably be shown to constitute proceeds of crime, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

Corruption and Anti-Bribery Law Violations

The Company’s business is subject to Canadian laws which generally prohibit companies and employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, the Company is subject to the anti-bribery laws of any other countries in which it conducts business now or in the future. The Company’s employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under the Company’s policies and procedures and anti-bribery laws for which the Company may be held responsible. The Company’s policies mandate compliance with these anti-corruption and anti-bribery laws. However, there can be no assurance that the Company’s internal control policies and procedures will always protect it from recklessness, fraudulent behaviour, dishonesty or other inappropriate acts committed by its affiliates, employees, contractors or agents. If the Company’s employees or other agents are found to have engaged in such practices, the Company could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition, results of operations and prospects.

Environmental Regulations and Risks

The Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

Government approvals and permits are currently, and may in the future be required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from its proposed production of adult-use or medical cannabis or from proceeding with the development of its operations as currently proposed.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production of cannabis, or more stringent implementation thereof, could have a material adverse impact on the Company’s business, financial condition, results of operations and prospects and could cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development.

Risks Inherent in an Agricultural Business

The Company’s business involves the growing of adult-use or medical cannabis, an agricultural product. Such business will be subject to the risks inherent in the agricultural business, such as insects, pests, plant diseases and similar agricultural risks. Although the Company expects that any such growing will be completed indoors under climate-controlled conditions, there can be no assurance that natural elements will not have a material adverse effect on any such future production.

Reliance on Cultivation Facilities

The cultivation Licences held by the Company are specific to individual facilities. Adverse changes or developments affecting any facility, including but not limited to a breach of security, could have a material and adverse effect on the Company’s business, financial condition, results of operations and prospects. Any breach of the security measures and other facility requirements, including any failure to comply with recommendations or requirements arising from inspections by

Management’s Discussion & Analysis | 42

government regulators, could also have an impact on the Company’s ability to continue operating under the Licences or the prospect of renewing the Licences. All facilities continue to operate with routine maintenance. The Company will bear many, if not all, of the costs of maintenance and upkeep of the facilities, including replacement of components over time. The Company’s operations and financial performance may be adversely affected if it is unable to keep up with maintenance requirements.

Third Party Transportation

In order for customers of the Company to receive their product, the Company must rely on third party transportation services. This can cause logistical problems with and delays in patients and customers obtaining their orders and cannot be directly controlled by the Company. Any delay by third party transportation services may adversely affect the Company’s business, financial condition, results of operations and prospects.

Moreover, security of the product during transportation to and from the Company’s facilities is critical due to the nature of the product. A breach of security during transport could have material adverse effects on the Company’s business, financials and prospects. Any such breach, including any failure to comply with recommendations or requirements of Health Canada for the transportation of cannabis, could impact the Company’s ability to continue operating under its licences or the prospect of renewing its licences.

Reliance on Third Party Suppliers, Manufacturers and Contractors

The Company intends to maintain a full supply chain for the provision of products and services to the regulated cannabis industry. Due to the novel regulatory landscape for regulating cannabis in Canada and the variability surrounding the regulation of cannabis in the U.S., the Company’s third-party suppliers, manufacturers and contractors may elect, at any time, to decline or withdraw services necessary for the Company’s operations. Loss of these suppliers, manufacturers and contractors, including for non-cannabis based products coming from the U.S., may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

In addition, any significant interruption, negative change in the availability or economics of the supply chain or increase in the prices for the products or services provided by any such third party suppliers, manufacturers and contractors could materially impact the Company’s business, financial condition, results of operations and prospects. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the Company’s business, financial condition, results of operations and prospects.

Reliance on Key Personnel

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its executive management. The Company’s future success depends on its continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and the Company may incur significant costs to attract and retain them. The loss of the services of member of the Company’s executive management, or an inability to attract other suitably qualified persons when needed, could have a material adverse effect on the Company’s ability to execute on its business plan and strategy, and the Company may be unable to find adequate replacements on a timely basis, or at all.

Further, as licensees under the Cannabis Act, the Company’s officers and directors and each member of executive management are subject to a security clearance by Health Canada. There is no assurance that any of the Company’s existing personnel who presently or may in the future require a security clearance will be able to obtain or renew such clearances or that new personnel who require a security clearance will be able to obtain one. A failure by a member of the Company’s executive management to maintain or renew his or her security clearance, would result in a material adverse effect on the Company’s business, financial condition and results of operations. In addition, if a member of the Company’s executive management leaves the Company, and the Company is unable to find a suitable replacement that maintains a security clearance required by the Cannabis Act in a timely manner, or at all, there could occur a material adverse effect on the Company’s business, financial condition and results of operations. While employment agreements are customarily used as a primary method of retaining the services of a member of the Company’s executive management, these agreements cannot assure the continued services of such employees.

Management’s Discussion & Analysis | 43

In addition, the COVID-19 pandemic imposes a high risk to all of the Company’s activities, including the potential that an executive team member may become ill and the Company’s ability to continue to rely on its key personnel throughout the pandemic. The Company established a policy to diligently monitor developments relating to the COVID-19 pandemic and its impact on the Company’s personnel and the Company established contingency plans in the event members of its executive team are negatively impacted by the virus.

Limited Operating History

The Company did not generate revenue from the sale of cannabis products until late 2014. The Company is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations.

Product Liability

As a manufacturer and distributor of products designed to be ingested or vaporized by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the sale of the Company’s products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of the Company’s products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that the Company’s products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances.

A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company’s reputation with its clients and consumers generally, and could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company’s potential products.

Recent Announcements and Risks Regarding Vaporizer Products

On October 4, 2019, the U.S. Food and Drug Administration issued a warning to the public to stop using vaping liquids containing cannabis derivatives and ingredients, such as CBD and THC, in light of a potential but unconfirmed link to lung injuries such as severe pulmonary illness. Lung injuries associated with the use of cannabis derivative containing vaping liquid have also been reported in Canada resulting in certain provinces either banning or delaying the sale of vaping liquids and vaping products to consumers. In response, Health Canada issued an information update advising Canadians who use cannabis derivative containing vaping liquids to monitor themselves for symptoms of pulmonary illness. There may be further governmental and private sector actions aimed at reducing the sale of or prohibiting cannabis containing vaping liquids and/or seeking to hold manufacturers of cannabis containing vaping liquids responsible for the adverse health effects associated with the use of these vaping products. These actions, combined with potential deterioration in the public’s perception of cannabis containing vaping liquids, may result in a reduced market for the Company’s vaporizer products. Federal, provincial and local regulations or actions that prohibit or restrict the sale of the Company’s vaporizer products including cannabis derivative vaping liquids, or that decrease consumer demand for the Company’s products by prohibiting their use, raising the minimum age for their purchase, raising the purchase prices to unattractive levels via taxation, or banning their sale, could adversely impact the Company’s business, financial condition, results of operations and prospects.

Long-Term Health Impacts Associated with Use of Cannabis and Cannabis Derivative Products

There is little in the way of longitudinal studies on the short-term and long-term effects of cannabis use on human health, whether used for recreational or medicinal purposes. As such, there are inherent risks associated with using the Company’s cannabis and cannabis derivative products. The Company’s cannabis and cannabis derivative products should always be used only as specifically instructed by the Company on the packaging and associated product information or product insert

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prepared by the Company. Consumers should never modify cannabis products or cannabis derivative products or add substances to such products as this may result in increased health risks and unpredictable adverse reactions. Previously unknown or unforeseeable adverse reactions arising from human consumption of cannabis products may occur and consumers should consume cannabis at their own risk or in accordance with the direction of a health care practitioner.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. If any of the Company’s products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Company maintains detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the Company’s significant brands were subject to recall, the image of that brand and the Company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the Company’s products and could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. Additionally, product recalls may lead to increased scrutiny of the Company’s operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Wholesale Price Volatility

The cannabis industry is a margin-based business in which gross profits depend on the excess of sales prices over costs. Consequently, profitability is sensitive to fluctuations in wholesale and retail prices caused by changes in supply (which itself depends on other factors such as weather, fuel, equipment and labour costs, shipping costs, economic situation, government regulations and demand), taxes, government programs and policies for the cannabis industry (including price controls and wholesale price restrictions that may be imposed by government agencies responsible for the sale of cannabis), and other market conditions, all of which are factors beyond the control of the Company. The Company’s operating income may be significantly and adversely affected by a decline in the price of cannabis and will be sensitive to changes in the price of cannabis and the overall condition of the cannabis industry, as the Company’s profitability is directly related to the price of cannabis. The price of cannabis is affected by numerous factors beyond the Company’s control. Any price decline may have a material adverse effect on the Company’s business, financial condition and results of operations.

Limited Standardized Research on the Effect of Cannabis

To date, there is limited standardization in the research of the effects of cannabis, and future clinical research studies may lead to conclusions that dispute or conflict with the Company’s understanding and belief regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis. Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids (such as CBD and THC) remains in relatively early stages.

Future research and clinical trials may draw opposing conclusions to statements in this MD&A or could reach different or negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing or other facts and perceptions related to cannabis, which could adversely affect social acceptance of cannabis and the demand for the Company’s products.

Insurance Coverage

The Company maintains insurance to protect its assets, operations, directors and employees in Canada. While the Company believes its insurance coverage addresses all material risks to which it is exposed and is adequate and customary in its current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is exposed. In addition, no assurance can be given that such insurance will be adequate to cover the Company’s liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Company were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Company were to incur such liability at a time when it is not able to obtain liability insurance, there could be a material adverse effect on the Company’s business, financial condition and results of operations.

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The Company maintains additional insurance coverage over its crop, product liability claims and for business interruption. While the Company believes the insurance coverage addresses all material risks to which it is exposed and is adequate and customary in the current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is exposed.

Unfavorable Publicity or Consumer Perception

The Company believes the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of cannabis and related products distributed to such consumers. Consumer perception of the Company’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s products and the business, results of operations, financial condition and cash flows of the Company. The Company’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company’s products, and the business, results of operations, financial condition, prospects and cash flows of the Company.

Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis and related products in general, or the Company’s products specifically, or associating the consumption of cannabis or related products with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regard to the Company and its activities, whether true or not. Although the Company believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputational loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on its financial performance, financial condition, cash flows and growth prospects.

Reputational Risk to Third Parties

The parties outside of the cannabis industry with which the Company does business may perceive that they are exposed to reputational risk as a result of the Company’s cannabis business activities. Failure to establish or maintain business relationships could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Growth Targets

The Company’s ability to continue the cultivation of cannabis products at the same pace as it is currently producing or at all, and the Company’s ability to continue to increase both the Company’s cultivation capacity and the Company’s production, may be affected by a number of factors, including plant design errors, non-performance by third party contractors, increases in materials or labor costs, construction performance falling below expected levels of output or efficiency, environmental pollution, contractor or operator errors or disruption, breakdowns, aging or failure of equipment or processes, labor disputes, as well as factors specifically related to indoor agricultural and processing practices, such as reliance on provision of energy and utilities to the facility, and potential impacts of major incidents or catastrophic events on the facility, such as fires, explosions, earthquakes, storms or public health crises.

Additional Financing

There is no guarantee that the Company will be able to achieve its business objectives. The continued development of the Company may require additional financing. The failure to raise such capital could result in the delay or indefinite

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postponement of current business objectives or the Company ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company. In addition, from time to time, the Company may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt, which may increase the Company’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. Debt financings may also contain provisions which, if breached, may entitle lenders or their agents to accelerate repayment of loans and/or realize upon security over the assets of the Company, and there is no assurance that the Company would be able to repay such loans in such an event or prevent the enforcement of security granted pursuant to such debt financing.

Future Acquisitions or Dispositions

Although there is no present intention to undertake any of the following transactions, material acquisitions, dispositions and other strategic transactions involve a number of risks, including: (i) potential disruption of the Company’s ongoing business; (ii) distraction of management; (iii) the Company may become more financially leveraged; (iv) the anticipated benefits and cost savings of those transactions may not be realized fully or at all or may take longer to realize than expected; (v) increasing the scope and complexity of the Company’s operations; and (vi) loss or reduction of control over certain of the Company’s assets.

The presence of one or more material liabilities of an acquired company that are unknown to the Company at the time of acquisition could have a material adverse effect on the results of operations, business prospects and financial condition of the Company. A strategic transaction may result in a significant change in the nature of the Company’s business, operations and strategy. In addition, the Company may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into the Company’s operations.

Expansion Efforts and Operations

There is no guarantee that the Company’s expansion strategy (including receiving any required Health Canada or other regulatory approvals, licences and permits in a timely fashion, if at all) will be completed in the currently proposed form, if at all, nor is there any guarantee that the Company will be able to expand into additional jurisdictions. There is also no guarantee that the Company’s intentions to acquire and/or construct additional cannabis production and manufacturing facilities in Canada and in other jurisdictions with nationally legal cannabis markets, and to expand the Company’s marketing and sales initiatives will be successful. Any such activities will require, among other things, various regulatory approvals, licences and permits (such as additional licences from Health Canada under the Cannabis Act, as applicable) and there is no guarantee that all required approvals, licences and permits will be obtained in a timely fashion or at all.

The Company’s expansion into jurisdictions outside of Canada is subject to additional business risks, including new or unexpected risks or could significantly increase the Company’s exposure to one or more existing risk factors, including economic instability, changes in laws and regulations, and the effects of competition, as well as operational, regulatory, compliance and reputational and foreign exchange rate risk. In addition, future international expansion could require the Company to incur a number of up-front expenses, including those associated with obtaining regulatory approvals, as well as additional ongoing expenses, including those associated with infrastructure, staff and regulatory compliance. The failure of the Company’s operating infrastructure to support such expansion could result in operational failures and regulatory fines or sanctions.

The Company may not be able to successfully identify suitable acquisition and expansion opportunities or integrate such operations successfully with the Company’s existing operations as anticipated. There is also no guarantee that the Company will be able to complete any of the foregoing activities at all. The Company’s failure to successfully execute its domestic or international expansion strategy (including receiving required regulatory approvals, licences and permits) could adversely affect the Company’s business, financial condition, results of operations and prospects and may result in the Company failing to meet anticipated or future demand for its cannabis products, when and if it arises.

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Conflicts of Interest

The Company may be subject to various potential conflicts of interest because of the fact that some of its officers and directors may be engaged in a range of business activities. The Company’s executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to Aphria. In some cases, the Company’s executive officers, directors and consultants may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company’s business and affairs and that could adversely affect the Company’s operations.

In addition, the Company may also become involved in other transactions which conflict with the interests of its directors and officers who may from time to time deal with persons, firms, institutions or corporations with which the Company may be dealing, or which may be seeking investments similar to those the Company desires. The interests of these persons could conflict with the Company’s interests. In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Board, a director who has such a conflict will abstain from voting for or against the approval thereof in accordance with applicable laws. In accordance with applicable laws, the Company’s directors are required to act honestly, in good faith and in the Company’s best interests.

Litigation

From time to time, the Company and/or its subsidiaries may become defendants in legal actions arising out of the ordinary course and conduct of its business. Litigation is inherently uncertain, and any adverse outcomes could negatively affect the Company’s business, results of operations, financial condition, brand and/or the trading price of its securities. In addition, litigation can involve significant management time and attention and be expensive, regardless of outcome. During the course of litigation, there may be announcements of the results of hearings and motions and other interim developments related to the litigation. If securities analysts or investors regard these announcements as negative, the trading price of the Company’s securities may decline. In addition, the Company evaluates these litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, the Company may establish reserves or disclose the relevant litigation claims or legal proceedings, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from the Company’s current assessments and estimates.

The Company was served statements of claims in class action lawsuits against the Company and certain of its officers and former officers. These claims relate to alleged misconduct in connection with the Company’s acquisitions of LATAM and Nuuvera, and the Company’s June 2018 securities offering. At the present time, the representative claimants have been identified and selected in both the U.S. and Canada. The U.S. claims include alleged violations of Section 10(b) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10b-5 under the Exchange Act and Section 20(a) of the Exchange Act. The Canadian claims include alleged statutory and common law misrepresentation and oppression. There have also been four actions commenced by individual plaintiffs in Canada against the Company and certain of its current and former officers alleging misconduct in connection with the Company’s acquisitions of LATAM and Nuuvera. The Company intends to vigorously defend itself in each of these actions. With respect to the cases commenced in the U.S., the Company is self-insured for the costs associated with any award or damages arising from such actions and entered into indemnity agreements with each of the directors and officers and, subject to certain exemptions, will cover any costs incurred by them in connection with any of the class action claims.

Intellectual Property

The ownership and protection of trademarks, patents, trade secrets and intellectual property rights are significant aspects of the Company’s future success. Unauthorized parties may attempt to replicate or otherwise obtain and use the Company’s products and technology. Policing the unauthorized use of the Company’s current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying unauthorized use of intellectual property rights is difficult as the Company may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as unlicensed dispensaries, and the processes used to produce such products. In addition, in any infringement

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proceeding, some or all of the Company’s trademarks, patents or other intellectual property rights or other proprietary know-how, or arrangements or agreements seeking to protect the same for the benefit of the Company, may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defense proceedings could put one or more of the Company’s trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of these events could materially and adversely affect the Company’s business, financial condition, results of operations and prospects.

In addition, other parties may claim that the Company’s products infringe on their proprietary and perhaps patent protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, result in injunctions, temporary restraining orders and/or require the payment of damages. As well, the Company may need to obtain licences from third parties who allege that the Company infringed on their lawful rights. However, such licences may not be available on terms acceptable to the Company or at all. In addition, the Company may not be able to obtain or utilize on terms that are favorable to it, or at all, licences or other rights with respect to intellectual property that it does not own.

Customer Acquisitions

The Company’s success depends on its ability to attract and retain customers. There are many factors which could impact the Company’s ability to attract and retain customers, including but not limited to the Company’s brand awareness, its ability to continually produce desirable and effective cannabis products and the successful implementation of customer-acquisition plans. The failure to acquire and retain customers could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

In addition to being subject to general business risks applicable to a business involving an agricultural product and a regulated consumer product, the Company will need to make significant investments in its business strategy. These investments include the procurement of raw material, extraction equipment, site improvements and research and development projects. The Company expects that competitors will undertake similar investments to compete with it. Competitive conditions, consumer preferences, customer requirements and spending patterns in this industry and market are relatively unknown and may have unique circumstances that differ from other existing industries and markets and cause the Company’s future efforts to develop its business to be unsuccessful or to have undesired consequences for it. As a result, the Company may not be successful in its efforts to attract customers or to develop new cannabis products and produce and distribute these cannabis products, or these activities may require significantly more resources than it currently anticipate in order to be successful.

Contracts with Provincial and Territorial Governments

The Company expects to derive a significant portion of its future revenues from its supply contracts with the various Canadian provinces and territories. There are many factors which could impact the Company’s contractual agreements with the provinces and territories, including but not limited to availability of supply, product selection and the popularity of the Company’s products with retail customers. If the Company’s supply agreements with certain Canadian provinces and territories are amended, terminated or otherwise altered, the Company’s sales and results of operations could be adversely affected, which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

In addition, not all of the Company’s supply contracts with the various Canadian provinces and territories contain purchase commitments or otherwise obligate the provincial or territorial wholesaler to buy a minimum or fixed volume of cannabis products from the Company. The amount of cannabis that the provincial or territorial wholesalers may purchase under the supply contracts may therefore vary from what the Company expects or planned for. As a result, the Company’s revenues could fluctuate materially in the future and could be materially and disproportionately impacted by the purchasing decisions of the provincial or territorial wholesalers. If any of the provincial or territorial wholesalers decide to purchase lower volumes of products from the Company than the Company expects, requires, imposes or expects a reduction on the price at which the product may be purchased, alters its purchasing patterns at any time with limited notice or decides not to continue to purchase the Company’s cannabis products at all, the Company’s revenues could be materially adversely

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affected, which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Constraints on Marketing Products

The Cannabis Act and Cannabis Regulations prohibit testimonials, lifestyle branding and packaging that is appealing to youth. The restrictions on advertising, promotion, marketing and the use of logos and brand names may hinder the Company’s sales and marketing activities which could have a material adverse impact on the Company’s business, financial condition, results of operations and prospects. If the Company is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Company’s sales and results of operations could be adversely affected.

Fraudulent or Illegal Activity

The Company is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data. It is not always possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Company’s operations, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Information Technology Systems and Cyber-Attacks

The Company entered into agreements with third parties for hardware, software, telecommunications and other information technology services in connection with its operations. The Company’s operations depend, in part, on how well it and its suppliers protect networks, equipment, information technology systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, public health crises, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, information technology systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation, business, financial condition, results of operations and prospects.

The Company has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Security Risks

Given the nature of the Company’s product and its lack of legal availability outside of channels approved by the Government of Canada, as well as the concentration of inventory in its facilities, despite meeting or exceeding Health Canada’s security requirements, there remains a risk of shrinkage as well as theft. A security breach at one of the Company’s facilities could expose the Company to additional liability and to potentially costly litigation, increase expenses relating to the resolution and future prevention of these breaches and may deter potential patients from choosing the Company’s products.

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In addition, the Company collects and stores personal information about its patients and is responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

In addition, there are a number of federal and provincial laws protecting the privacy of personal information, including records of a patient’s personal health information. Generally, these laws require the prior consent of an individual to collect, use and disclose that individual’s personal information. They also require that personal information be protected by appropriate safeguards, and that the Company restrict the handling of personal information to the minimum amount of personal information necessary to carry out permitted purposes. If the Company is found to be in violation of these privacy laws, or other laws governing patient health information, the Company could be subject to sanctions and civil or criminal penalties, which could increase the Company’s liabilities, harm the Company’s reputation and have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Challenging Global Financial Conditions

In recent years, global credit and financial markets have experienced extreme disruptions, including with respect to, at times, severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that significant deterioration in credit and financial markets and confidence in economic conditions will not occur in the future. Any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions could have a material adverse effect on the Company’s business, financial condition and results of operations.

Further, global credit and financial markets have displayed arguably increased volatility in response to global events. For instance, since November 30, 2019, the COVID-19 pandemic resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 pandemic are unknown at this time, as is the efficacy of government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the Company’s business, financial condition, results of operations and prospects. Future crises may be precipitated by any number of causes, including natural disasters, public health crises, geopolitical instability, changes to energy prices or sovereign defaults. These factors may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favorable to the Company. Increased levels of volatility and market turmoil can adversely impact the Company’s operations and the value, and the price of the Common Shares could be adversely affected.

In addition, there is a risk that one or more of the Company’s current service providers may themselves be adversely impacted by difficult economic circumstances, which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

History of Losses

The Company incurred losses in prior periods. The Company may not be able to achieve or maintain profitability and may incur significant losses in the future. In addition, the Company expects to continue to increase operating expenses as it implements initiatives to continue to grow its business. If the Company’s revenues do not increase to offset these expected increases in costs and operating expenses, the Company will not be profitable.

Competition

The Company expects significant competition from other companies in light of the recent coming into force of the Cannabis Act. A large number of companies appear to be applying for cultivation, processing and sale licences, some of which may have significantly greater financial, technical, marketing and other resources than the Company, may be able to devote greater resources to the development, promotion, sale and support of their products and services, and may have more

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extensive customer bases and broader customer relationships. The Company’s future success depends upon its ability to achieve competitive per unit costs through increased production and on its ability to recognize higher margins through the sale of higher margin products. To the extent that the Company is not able to produce its products at competitive prices or consumers prioritize established low margin products over innovative, higher margin products, the Company’s business, financial condition and results of operations could be materially and adversely affected.

In addition, the Cannabis Act allows for licences to be granted for outdoor cultivation, which may reduce start-up capital required for new entrants in the cannabis industry. It may also ultimately lower prices, as capital expenditure requirements related to outdoor growing are typically much lower than those associated with indoor growing. Such results may also have a material adverse impact on the Company’s business, financial condition, results of operations and prospects.

Should the size of the cannabis market increase as projected the overall demand for products and number of competitors will increase as well, and in order for the Company to be competitive it will need to invest significantly in research and development, market development, marketing, production expansion, new client identification, distribution channels and client support. If the Company is not successful in obtaining sufficient resources to invest in these areas, the Company’s ability to compete in the market may be adversely affected, which could materially and adversely affect the Company’s business, financial condition, results of operations and prospects.

Difficulty to Forecast

The Company must rely largely on its own market research to forecast sales as detailed forecasts are, with certain exceptions, not generally available from other sources at this early stage of the cannabis industry. A failure in the demand for the Company’s products to materialize as a result of competition, technological change, change in the regulatory or legal landscape or other factors could have a material adverse effect the Company’s business, financial condition, results of operations and prospects.

Unsolicited Takeover Proposals

The review and consideration of any takeover proposal may be a significant distraction for the Company’s management and employees and could require the expenditure of significant time and resources by the Company.

Moreover, any unsolicited takeover proposal may create uncertainty for the Company’s employees and this uncertainty may adversely affect the Company’s ability to retain key employees and to hire new talent. Any such takeover proposal may also create uncertainty for the Company’s customers, suppliers and other business partners, which may cause them to terminate, or not to renew or enter into, arrangements with the Company. The uncertainty arising from unsolicited takeover proposals and any related costly litigation may disrupt the Company’s business, which could result in an adverse effect on its business, financial condition and results of operations. Management and employee distraction related to any such takeover proposal also may adversely impact the Company’s ability to optimally conduct its business and pursue its strategic objectives.

Risks Related to the Company’s Common Shares

Volatile Market Price of the Common Shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price.

Market price fluctuations in the Common Shares may be due to the Company’s results of operations failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company, its competitors or, the government, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares. Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity

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securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s results of operations, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted, and the trading price of the Common Shares may be materially adversely affected.

Risks Related to Dilution

The Company may issue Common Shares in the future, which may dilute a shareholder’s holdings in the Company. The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The Board maintains discretion to determine the price and the terms of issue of further issuances. Issuances of the Company’s securities may involve the issuance of a significant number of Common Shares at prices less than the current market price for the Common Shares. Issuances of substantial numbers of Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices of the Common Shares. Any transaction involving the issuance of Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to security holders. Moreover, additional Common Shares will be issued by the Company on the exercise of options under the Company’s stock option plan and upon the exercise of outstanding warrants.

The Company may sell equity securities in offerings (including through the sale of securities convertible into equity securities). The Company cannot predict the size of such issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Common Shares.

Sales of substantial amounts of the Company’s securities by the Company or its existing shareholders, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Company’s securities and dilute investors’ earnings per Common Share. Exercises of presently outstanding share options or warrants may also result in dilution to security holders. A decline in the market prices of the Company’s securities could impair the Company’s ability to raise additional capital through the sale of securities should the Company desire to do so.

Dividends

The Company has not paid any dividends on the outstanding Common Shares, and the Company maintains no current intention to declare dividends on the Common Shares in the foreseeable future. Any decision to pay dividends on the Common Shares in the future will be at the discretion of the Board and will depend on, among other things, the Company’s results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the Board may deem relevant. Additionally, the Company’s ability to pay dividends is currently restricted by the terms of its credit facilities with WFCU, which requires that dividends may only be paid after satisfaction of all terms, conditions and covenants contained therein. As a result, investors may not receive any return on an investment in the Common Shares unless they are able to sell their Common Shares for a price greater than that which such investors paid for them.

Regulated Nature of the Company’s Business May Impede or Discourage a Takeover

The Company requires and holds various licences to operate its business, which would not necessarily continue to apply to an acquiror of the Company’s business following a change of control. These licensing requirements could impede a merger, amalgamation, takeover or other business combination involving the Company or discourage a potential acquirer from making a tender offer for Common Shares, which, under certain circumstances, could reduce the market price of the Common Shares.

Listing Standards of the TSX and Nasdaq

The Company must meet continuing listing standards to maintain the listing of the Common Shares on the TSX and Nasdaq. If the Company fails to comply with listing standards and the TSX or Nasdaq delists the Common Shares, the Company and its shareholders could face significant material adverse consequences, including: (i) a limited availability of market

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quotations for the Common Shares; (ii) reduced liquidity for the Common Shares; (iii) a determination that the Common Shares are “penny stock,” which would require brokers trading in the Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Common Shares; (iv) a limited amount of news about us and analyst coverage of the Company; and (v) a decreased ability for the Company to issue additional equity securities or obtain additional equity or debt financing in the future.

TSX Restrictions

On October 16, 2017, the TSX provided clarity regarding the application of Sections 306 (Minimum Listing Requirements) and 325 (Management) and Part VII (Halting of Trading, Suspension and Delisting of Securities) of the TSX Company Manual (collectively, the “Requirements”) to TSX listed issuers with business activities in the cannabis sector. In TSX Staff Notice 2017 0009, the TSX notes that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the Requirements. The TSX reminded issuers that, among other things, should the TSX find that a listed issuer is engaging in activities contrary to the Requirements, the TSX maintains the discretion to initiate a delisting review. Failure to comply with the Requirements could have an adverse effect on the Company.

Liquid Trading Market

The Company’s shareholders may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX or Nasdaq or achieve listing on any other public listing exchange.

Foreign Private Issuer Status

The Company could lose its status as a foreign private issuer if more than 50% of its outstanding voting securities become directly or indirectly held of record by U.S. residents and any of the following is true: (i) the majority of the Company’s directors or executive officers are U.S. citizens or residents; (ii) more than 50% of the Company’s assets are located in the U.S.; or (iii) the Company’s business is administered principally in the U.S. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system (“MJDS”). If the Company is not a foreign private issuer, the Company would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company would lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.

Passive Foreign Investment Company

The Company may be characterized as a passive foreign investment company (“PFIC”). Under the PFIC rules, for any taxable year that the Company’s passive income or the Company’s assets that produce passive income exceed specified levels, the Company will be characterized as a PFIC for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for the Company’s U.S. holders, which may include having certain distributions on the Common Shares and gains realized on the sale of Common Shares treated as ordinary income, rather than as capital gains income, and having potentially punitive interest charges apply to the proceeds of sales of Common Shares and certain distributions. Based on current business plans and financial expectations, although there can be no assurance, the Company expects that it will not be a PFIC for the Company’s current taxable year and expect that it will not be a PFIC for the foreseeable future.

Certain elections may be made to reduce or eliminate the adverse impact of the PFIC rules for holders of the Common Shares, but these elections may be detrimental and/or unavailable to the shareholders under certain circumstances. The PFIC rules are extremely complex and U.S. investors are urged to consult independent tax advisers regarding the potential consequences to them of the Company’s classification as a PFIC.

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Disclosure Controls and Procedures and Management’s Annual Report on Internal Control Over Financial Reporting

Disclosure controls and procedures are designed to provide reasonable assurance that material information required to be publicly disclosed by a public company is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures was conducted as of May 31, 2020, based on the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) by and under the supervision of the Company’s management, including the CEO and the CFO. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Based on this evaluation, the CEO and the CFO concluded that the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators and Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 within the U.S.) were effective in providing reasonable assurance that material information relating to the Company is made known to them and information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in such legislation.

Under the supervision of the CEO and CFO, the Company designed internal controls over financial reporting (as defined in the SEC’s rules and the rules of the Canadian Securities Administrators) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management team, under the supervision of the CEO and the CFO, has evaluated the effectiveness of internal controls over financial reporting using COSO to design the Company’s internal controls over financial reporting. Based on the evaluation performed, management has concluded that internal control over financial reporting was effective as at May 31, 2020.

The effectiveness of the Company’s internal control over financial reporting as of May 31, 2020 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which accompanies the consolidated financial statements.

It is important to understand that there are inherent limitations on effectiveness of internal controls as stated within COSO. Internal controls, no matter how well designed and operated, can only provide reasonable assurance to management and the Board of Directors regarding achievement of an entity’s objectives. These inherent limitations include the following:

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•	Judgments in decision-making can be faulty, and control and process breakdowns can occur because of simple errors or mistakes;
•	Controls can be circumvented by individuals, acting alone or in collusion with each other, or by management override;
•

The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; and

•	Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

As a result, there is no certainty that an organization’s disclosure controls and procedures or internal control over financial reporting will prevent all errors or all fraud. Even disclosure controls and procedures and internal control over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives.

There have been no changes in the Company’s internal controls over financial reporting during the year ended May 31, 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains certain information that may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (together, “forward-looking statements”) and are expressly qualified by this cautionary statement. Any statements that are contained in this MD&A that are not statements of historical fact may be deemed to be forward-looking statements, including statements with regards to expected financial performance, strategy and business conditions. Words such as “forecast”, “future”, “expect”, “likely”, “may”, “will”, “should”, “would”, “could”, “expect”, “intend”, “anticipate”, potential”, “proposed”, “contemplate”, “believe”, “estimate”, “plan”, “project” and the negative of these terms or similar expressions, are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Various assumptions were used in drawing the conclusions contained in the forward-looking statements throughout this MD&A. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management including based on reasonable assumptions, estimates, internal and external analysis and opinions of management considering its experience, perception of trends, current conditions and expected developments as well as other factors that management believes to be relevant as at the date such statements are made.

Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:

•	assumptions and expectations described in the Company’s critical accounting policies and estimates;
•	the adoption and impact of certain accounting pronouncements;
•	the Company’s future financial and operating performance;
•	the competitive and business strategies of the Company;
•	the intention to grow the business, operations and potential activities of the Company;
•	the intention to maximize the utilization of the Company’s existing assets and investments;
•	the expected inventory and production capacity of the Company;
•	the expected category growth of the Company’s products;
•	the expected number of licensed cannabis stores in Ontario;
•	the market for the Company’s current and proposed products, as well as the Company’s ability to capture market share;
•	the anticipated timing for the release of expected product offerings;

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•	the development of affiliated brands; product diversification and future corporate development;
•	expectations with respect to the Company’s product development, product offering and the expected sales mix thereof;
•	the Company’s satisfaction of international demand for its products;
•	the Company’s plans with respect to importation
•	whether the Company will have sufficient working capital and its ability to obtain financing required in order to develop its business and continue operations;
•	the Company’s expectations with respect to being in compliance with its financial covenants in the future;
•	the applicable laws, regulations, licensing and any amendments thereof related to the cultivation, production and sale of cannabis product in the Canadian and international markets;
•	the grant, renewal and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof;
•	the Company’s mission, vision and values;
•	future steps to be taken in response to COVID-19;
•	the expected cost to produce a gram of dried cannabis;
•	the expected cost to process cannabis oil;
•	expectations with respect to crop rotation and harvest; and the anticipated future gross margins of the Company’s and the potential for significant growths or losses;
•	the potential for the Company to record future impairment losses;
•	the performance of the Company’s business and operations;
•	the Company’s ability to capitalize on the US market;
•	operation;
•	future expenditures, strategic investments and capital activities; and
•	the anticipated timing for the completion of the Company’s German cultivation facility.

Readers are cautioned that the above list of cautionary statements is not exhaustive. All forward-looking statements involve significant known and unknown risks and uncertainties. Many factors could cause actual results, performance or achievement to be materially different from any future forward-looking statements. Factors that may cause such differences include, but are not limited to the factors discussed under the heading “Risk Factors” in Aphria’s most recent Annual Information Form and under the heading “Industry Trends and Risks” in this MD&A. Although the Company has attempted to identify important factors that could cause actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events, or results to differ from those anticipated, estimated or intended.

Certain forward-looking statements contained herein concerning the cannabis industry and the general expectations of the Company’s business and operations are based on estimates prepared by Aphria using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which Aphria believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data are inherently imprecise. While Aphria is not aware of any misstatement regarding any industry or government data presented herein, the cannabis industry involves risks and uncertainties that are subject to change based on various factors.

These forward-looking statements are as of the date of this MD&A and the Company and management assume no obligation to update or revise them to reflect new events or circumstances except as required by securities laws. The Company and management caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.

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